Form 10KSB, Exhibit 13
period 1995-12-31
M CORP
filed 1996-04-01
CIK 67715

M CORP

                              ANNUAL REPORT

                                   1995

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES


                               ANNUAL REPORT



DESCRIPTION AND LINES OF BUSINESS

     M Corp (sometimes referred to herein as the "Company") was incorporated in 1958 and operates as a financial holding company. The Company, through its wholly or majority-owned subsidiaries is engaged in the title insurance business and the ownership and rental of real properties.

     Title Insurance - First Montana Title Insurance Company (FMTIC, a wholly-owned subsidiary of TSI, Inc., a ninety-one percent owned subsidiary of the Company) was organized in 1958. FMTIC issues title insurance policies through its subsidiaries within the State of Montana only.

     Real Estate Investments - The Company, through its wholly or majority-owned subsidiaries owns rental properties in Montana and Florida. The Company's rental properties include one commercial building, two apartment complexes with a total of thirty-two units and several one to four unit residential properties. The Company's investments in real estate are set forth in Note 13 (Investments In Real Estate) of the Notes to Consolidated Financial Statements.

     The Company operates in a competitive business environment and the Company is not dependent upon one or a few major customers. Information concerning the Company's industry segments is set forth in Note 14 (Information on Segments of Business) of the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

  Title insurance premiums and related fees decreased $384,700 (20.8%) in 1995 as compared with 1994 due primarily to a decrease in the real estate economies within which the Company operates. The Company believes that the decrease in the real estate economies within which the Company operates was due in part to increased mortgage interest rates.

    Interest revenues increased $157,974 (64.7%) in 1995 as compared with 1994 due primarily to an increase in interest rates and an increase in amounts maintained by the Company in interest-bearing deposits.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                               ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued

  Rent revenues decreased $29,660 (5.1%) in 1995 as compared with 1994. The decrease in rent revenues in 1995 as compared with 1994 was due primarily to an increase in vacancies partially offset by an increase in rental rates.

  During 1995 the Company sold a parcel of real property at a net gain of $47,239. During 1994 the Company incurred a net loss on the sale of equipment in the amount of $1,016.

  Other income decreased $1,203,744 (74.9%) in 1995 as compared with 1994. During 1994 the Company recovered $1,060,000 of an obligation owed to the Company which had been reserved in a previous year. In addition, during 1994 the Company realized a net gain on the sales of investments in the amount of $195,651. During 1995 the company realized a net loss on the sales of investments in the amount of $3,783. The decrease in other income in 1995 as compared with 1994 was due primarily to the 1994 collection of the obligation referred to above and the decrease in gains realized on the sales of investments partially offset by increases in miscellaneous income and dividend income.

  Salaries and other personnel costs decreased $149,268 (16.1%) in 1995 as compared with 1994 due primarily to a decrease in the number of personnel employed in the Company's title insurance operations.

  The provision for depreciation decreased $15,562 (9.9%) in 1995 as compared with 1994 due primarily to certain assets being fully depreciated in 1995 and 1994.

  Income tax expense decreased $586,000 (66.0%) in 1995 as compared with 1994 due primarily to the decrease in pre-tax income.

  The company is involved in examining and investigating investment opportunities available to the Company which could result in the investment of substantial cash and which would affect the liquidity of the Company. The Company knows of no existing trends, demands or commitments that could result in a material change in the Company's capital resources. TSI, Inc., a consolidated subsidiary of the Company, intends to seek approval of the Office of Thrift Supervision to acquire additional stock of Security Bancorp of Billings, Montana for cash which would result in a change in liquidity of the Company.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                             FINANCIAL REPORT

                             DECEMBER 31, 1995





                                 CONTENTS




                                                                     PAGE

    AUDITOR'S REPORT                                                    4


   CONSOLIDATED FINANCIAL STATEMENTS

      Balance Sheets as of December 31, 1995 and 1994                 5-6

      Statements of Earnings and Retained Earnings
       for the Years Ended
       December 31, 1995 and 1994                                       7

      Statements of Cash Flows for the Years
       Ended December 31, 1995 and 1994                               8-9


      Notes to Consolidated Financial Statements                    10-18


   OTHER INFORMATION                                                   19

                      Report of Independent Auditors



To The Board of Directors
M Corp
Great Falls, MT  59405


     We have audited the accompanying consolidated balance sheets of M Corp and consolidated subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of M Corp and consolidated subsidiaries as of December 31, 1995 and 1994 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 7, 1996
Great Falls, Montana

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                              BALANCE SHEETS

                        DECEMBER 31, 1995 and 1994

ASSETS                                                 1995          1994
Current Assets
  Cash (Note 2)                                   $ 8,132,517    $ 7,782,896
  Investment Securities (Note 3)                    2,517,006      2,246,787
  Trade Accounts Receivable, Less Allowance
    for Doubtful Accounts of $12,500 in 1995
    and 1994                                           15,815         37,277
  Current Portion of Long-Term
    Receivables (Note 7)                                3,946          3,709
  Due From Related Parties                            306,878        344,926
  Prepaid Expenses                                     33,700         43,200
  Income Tax Prepayments                               69,575           -

        Total Current Assets                       11,079,437     10,458,795

Other Assets
  Noncurrent Investments (Note 3)                     105,000        105,000
  Other Investments (Note 3)                        7,448,091      6,829,342
  Notes Receivable, Excluding
    Current Portion (Note 7)                          112,271        114,210

         Total Other Assets                         7,665,362      7,048,552

Investments In Property, Plant and
  Equipment, at Cost (Notes 1 and 13)
   Buildings                                        2,221,606      2,265,861
   Furniture, Fixtures and Equipment                  451,659        472,211

                                                    2,673,265      2,738,072
      Less Accumulated Depreciation                (1,658,118)    (1,563,987)

                                                    1,015,147      1,174,085

Title Plants                                          216,715        216,715
Land                                                  144,414        144,414

  Net Property, Plant and Equipment                 1,376,276      1,535,214

                                                  $20,121,075    $19,042,561


               See Notes to Consolidated Financial Statements.

                                M CORP

                      AND CONSOLIDATED SUBSIDIARIES

                            BALANCE SHEETS

                       DECEMBER 31, 1995 and 1994


                                                    1995              1994
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Accounts Payable                              $    72,381       $    71,238
 Accrued Liabilities (Note 4)                      109,589           122,319
 Dividends Payable                                  16,310            16,319
 Income Taxes Payable                               60,508           712,444
 Deferred Income Taxes (Notes 1 and 6)             317,500           179,900

    Total Current Liabilities                      576,288         1,102,220

Provision for Estimated Title and
 Escrow Losses (Note 8)                          1,128,030         1,198,846

Minority Interests in Consolidated
 Subsidiaries                                    1,963,847         1,824,914

Deferred Income Taxes (Notes 1 and 6)            1,593,700         1,352,500

Excess of Fair Value of Net Assets Acquired
 Over Cost (Note 1)                                 73,295            81,515

                                                 4,758,872         4,457,775

Commitments (Note 9)

Stockholders' Equity (Note 1)
  Common Stock, $1.00 Par Value,
  5,000,000 shares authorized,
  3,051,004 shares issued                        3,051,004         3,051,004
Additional Paid-In Capital                       1,934,562         1,934,562
Retained Earnings (Note 10)                      9,555,833         8,768,845
Add:  Unrealized Gains on Investments
 (Note 3)                                        2,610,860         2,091,177
Less: Cost of Common Shares in Treasury
      2,183,646 Shares in 1995 and
      2,181,985 Shares in 1994                  (2,366,344)       (2,363,022)

   Total Stockholders' Equity                   14,785,915        13,482,566

                                               $20,121,075       $19,042,561


                See Notes to Consolidated Financial Statements.

                                 M CORP
                       AND CONSOLIDATED SUBSIDIARIES
              STATEMENTS OF EARNINGS AND RETAINED EARNINGS
             FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994


                                                     1995           1994
Revenue
 Title Insurance Premiums and Related Fees      $1,463,900        $1,848,670
 Interest                                          401,981           244,007
 Rent                                              554,472           584,132
 Net Gain on Sale of Properties                     47,239              -
 Other (Note 5)                                    402,628         1,606,372

                                                 2,870,220         4,283,181

Operating Expenses
 Salaries and Other Personnel Costs                780,462           929,730
 Depreciation                                      142,375           157,937
 Rent                                               35,455            32,224
 Title and Escrow Losses                              -                  875
 Interest                                             -                    6
 Other General and Administrative Expenses         724,513           740,806

                                                 1,682,805         1,861,578

         Operating Income                        1,187,415         2,421,603

Net Gain (Loss) on Sales of Noncurrent
 Assets                                               -               (1,016)

Minority Share of Consolidated Subsidiaries
 Net (Income)                                     (86,867)           (86,908)

Income Before Income Taxes                      1,100,548          2,333,679

Income Taxes (Note 6)                            (302,000)          (888,000)

          Net Income                              798,548          1,445,679

Retained Earnings, Beginning of Year            8,768,845          7,323,166

Dividends Paid                                    (11,560)              -

Retained Earnings, End of Year                 $9,555,833         $8,768,845





EARNINGS PER COMMON SHARE (Note 1)
NET INCOME PER SHARE                           $      .92         $     1.66




                See Notes to Consolidated Financial Statements.

                               M CORP

                     AND CONSOLIDATED SUBSIDIARIES

                        STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994

                      INCREASE (DECREASE) IN CASH


                                                      1995           1994
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                      $ 2,136,494   $ 3,572,600
 Cash Paid to Suppliers and Employees               (1,613,955)   (1,802,432)
 Interest and Dividends Received in Cash               741,330       577,227
 Cash Proceeds From Sales of Properties                 93,762          -
 Interest Paid in Cash                                    -               (6)
 Income Taxes Paid in Cash                          (1,022,511)     (312,572)

Net Cash Provided By Operating Activities              335,120     2,034,817

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Sales and Redemptions of
  Property, Plant and Equipment                           -            4,876
 Cash Received on Principal of Notes Receivable          3,702        50,102
 Cash Purchases of Minority Interests                   (2,055)       (2,319)
 Capital Expenditures Paid in Cash                     (29,961)      (51,820)
 Cash Received on Disposition of
  Current Investments                                  100,472       824,837
 Cash Purchases of Current Investments                 (42,766)     (149,230)
 Cash Received on Dispositions of Noncurrent
  Investments                                             -            2,777

Net Cash Provided By Investing Activities               29,392       679,223

CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends Paid in Cash                                (11,569)        (104)
 Cash Purchases of Treasury Stock                       (3,322)      (4,892)

Net Cash (Used) By Financing Activities                (14,891)      (4,996)

     NET INCREASE IN CASH                              349,621    2,709,044

     CASH - BEGINNING OF YEAR                        7,782,896    5,073,852

     CASH - END OF YEAR                            $ 8,132,517  $ 7,782,896

                               (Continued)

                                 M CORP

                    AND CONSOLIDATED SUBSIDIARIES

                  STATEMENTS OF CASH FLOWS - Continued

               FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994

              RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
                           BY OPERATING ACTIVITIES



                                                      1995            1994

Net Income                                        $  798,548     $ 1,445,679

Adjustments to Reconcile Net Income
to Net Cash Provided By Operating Activities:
  Depreciation                                       142,375         157,937
  Provision for Doubtful Account Receivable             -               (592)
  (Gain) Loss on Sales of Noncurrent Assets             -              1,016
  Minority Share of Consolidated Subsidiaries
    Net Income                                        86,867          86,908
  Amortization of Deferred Credit                     (8,220)         (8,220)
  Net Book Value of Properties Sold                   46,523            -
  Realized Loss on Disposition of Other
    Noncurrent Investments                              -                400
  Realized (Gains) Losses on Dispositions of
    Current Investments                                3,783        (195,651)

  Changes in Operating Assets and Liabilities
    Decrease in Accounts Receivable                   59,510          61,695
    (Increase) Decrease in Prepaid Expenses            9,500          (5,300)
    (Increase) in Income Tax Prepayments             (69,575)           -
    (Decrease) in Payables and Accrued
      Liabilities                                    (81,255)        (84,483)
    (Increase) in Deferred Income Taxes               (1,000)         (6,000)
    Increase (Decrease) in Income Taxes Payable     (651,936)         581,428

NET CASH PROVIDED BY OPERATING ACTIVITIES         $  335,120      $ 2,034,817


               See Notes to Consolidated Financial Statements.

                                M CORP

                     AND CONSOLIDATED SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(b) Title Insurance Income and Related Fees

     The Company follows the practice of recording title insurance premiums as income upon the issuance of the title insurance policy or the collection of payment for the title insurance preliminary commitment, whichever occurs first. All other fees and charges are recognized as income upon the rendering of services.

(c) Excess of Fair Value of Net Assets of Acquired Subsidiaries Over
     Cost

     The excess of fair value of the net assets of acquired subsidiaries over cost is amortized over a twenty year period using the straight-line method.

(d) Depreciation and Amortization

     Property, plant and equipment is comprised of furniture and fixtures, buildings, title plants and land. Furniture and fixtures are carried at cost. Depreciation is computed over recovery periods of three to ten years using declining balance methods with a mid-quarter convention.

     Buildings and building improvements are carried at cost.
     Depreciation is computed over recovery periods of ten to twenty-seven and one-half years using the straight line method with a mid-month convention.

     Title plants and land are carried at cost and are not depreciated.

(e) Earnings Per Share

     The computation of earnings per share in the accompanying statements is based on the weighted average number of shares outstanding, as follows:

       Year Ended December 31, 1995 -    867,725 shares
       Year Ended December 31, 1994 -    870,497 shares

(f) Income Taxes

     The Company follows the practice of recording deferred income taxes resulting from timing differences between financial reporting and income tax reporting.

                                 M CORP

                       AND CONSOLIDATED SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     The Company does not provide for deferred income taxes resulting from the undistributed earnings of wholly owned subsidiary companies included in the consolidated statements of earnings because the companies file consolidated federal income tax returns and therefore any dividends paid to the Company are nontaxable. Investment tax credits are recorded as a reduction of the provision for federal income taxes in the year utilized.

(g) Fiduciary Assets and Liabilities

    The assets and liabilities of the escrows administered by the Company are not included in the consolidated balance sheet.

(h) Policy of Cash Equivalents

    For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and money market accounts, all with original maturities of three months or less.

(i) Reclassifications

    Certain reclassifications have been made to the prior year amounts to make them comparable to the 1994 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.


2.  CONCENTRATED CASH BALANCES

    The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection
    Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1995, cash balances totalling
    $6,106,298 were uninsured by either the SIPC or the FDIC.


3.   INVESTMENT SECURITIES AND OTHER INVESTMENTS

    The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified all of its current and other investments as available for sale. Following is a summary of the Company's investments, all of which consist of equity securities:

                                 M CORP

                      AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


3.   INVESTMENT SECURITIES AND OTHER INVESTMENTS - Continued


                                                        1995         1994
    Current Assets
    Cost                                           $ 1,752,741   $ 1,814,229
    Gross Unrealized Holding Gains                     780,871       511,801
    Gross Unrealized Holding Losses                    (16,606)      (79,243)

    Fair Value                                     $ 2,517,006   $ 2,246,787

    Other (Noncurrent) Assets
    Cost                                          $ 3,333,437    $ 3,334,585
    Gross Unrealized Holding Gains                  4,114,654      3,494,757

    Fair Value                                    $ 7,448,091    $ 6,829,342

    Realized gains and losses are determined on the basis of specific identification. During 1995 and 1994, sales proceeds and gross realized gains and losses were as follows:


                                                       1995         1994

    Sales Proceeds                                $   100,472     $  827,614
    Gross Realized Losses                         $    19,586     $   28,883
    Gross Realized Gains                          $    15,803     $  224,534

    No other gains or losses, realized or unrealized, are included in the Company's statements of income for 1995 or 1994.

    Stockholders' equity at December 31, 1995 has been increased by $2,610,860 which is the difference between the total net unrealized gain at December 31, 1995 and deferred income taxes and minority interests in the net unrealized gain.

    At December 31, 1995, the Company owned approximately twenty-four percent of the issued and outstanding common stock of Security Bancorp ("Security"). The Company's investment in Security is classified as an other noncurrent investment.

                                 M CORP

                      AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


3.  INVESTMENT SECURITIES AND OTHER INVESTMENTS - Continued

    In its unaudited quarterly report as of and for the six months ended December 31, 1995, Security reported total assets of $365,307,389, total stockholders'equity of $32,180,745 and net income of $1,275,042. At December 31, 1995, the Company's portion of the underlying equity in Security's net assets exceeded the Company's carrying value by approximately $252,400. The excess is not being amortized. Noncurrent investments totalling $105,000 at December 31, 1995 consist of certificates of deposit which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

4.  ACCRUED LIABILITIES

    Accrued liabilities consist of the following at December 31,:

                                                        1995          1994

    Property Taxes                                $    45,147   $    46,559
    Compensation                                       32,397        44,551
    Payroll Taxes                                       7,944         8,879
    Other                                              24,101        22,330

                                                  $   109,589   $   122,319

5.  OTHER INCOME

    Other income consists of the following:

                                                        1995          1994
    Collection of Accounts Previously
       Charged-Off                                $      -      $ 1,060,000
    Dividends                                         339,349       333,220
    Gain (Loss) on Sales of Securities                 (3,783)      195,651
    Amortization of Deferred Credit                     8,220         8,220
    Other                                              58,842         9,281

                                                   $  402,628   $ 1,606,372

6.   INCOME TAXES

      Income tax expense consists of the following:


                                                         1995         1994
      Federal and State Income Taxes
         Currently Payable                          $  303,000   $   894,000
         Deferred                                       (1,000)       (6,000)

                                                    $  302,000   $   888,000

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


6.  INCOME TAXES - Continued

    The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for the differences are as follows:

                                                      1995           1994
    Computed "Expected" Tax Expense             $   374,200     $   793,500
    Purchase Accounting Adjustments                  (4,400)         (4,400)
    Tax Exempt Income                                (6,400)        (10,300)
    Special Dividends Received Deduction            (88,400)        (86,300)
    Minority Share of Consolidated
       Subsidiaries Income                           29,500          29,500
    State Income Taxes                               (4,200)        150,000
    Other                                             1,700          16,000

                                                $   302,000     $   888,000

    Deferred income taxes result from timing differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these timing differences are as follows:



                                                      1995           1994
    Installment sales recognized for
      financial reporting purposes
      but not income tax purposes              $   (21,600)     $   (22,300)
    Allowance for doubtful accounts                  5,900            6,600
    Excess of income tax depreciation
      over financial reporting
      depreciation                                 (14,200)         (13,200)
    Unrealized Gains on Investments             (1,988,200)      (1,610,400)
    Excess of financial reporting
      reserves for title and escrow
      losses over income tax reporting
      for title and escrow losses                  106,900          106,900

                                               $(1,911,200)     $(1,532,400)

                                    M CORP

                         AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

     6.  INCOME TAXES - Continued

     The amounts of deferred tax assets and liabilities as of December 31, are as follows:


                                                         1995        1994
     Deferred tax asset, net of
       valuation allowance of $0 in
       1995 and 1994                               $     -       $     -

     Deferred tax liability                        $ 1,911,200   $ 1,532,400

     7.   NOTES RECEIVABLE

     Notes receivable have resulted from the sale of certain assets and are summarized as follows as of December 31:

                                                         1995       1994
     14.9% Note Receivable, due in monthly
      installments of $1,492,
      including interest, until June, 1998         $   106,124  $   108,286

     9% Contract For Deed, due in monthly
      installments of $248 including interest
      until September, 2002                             15,019       16,559

     Allowance for doubtful notes receivable            (4,926)      (6,926)

                                                       116,217      117,919

     Less Current Portion of Long-Term Receivables       3,946        3,709

     Long-Term Notes Receivable                    $   112,271  $   114,210

    Each of the above receivables is secured by property, the sale of which resulted in the receivable. In the events all of the receivables become uncollectible and the underlying collateral is completely worthless, the Company would incur losses in the total amount of $116,217.


    8.   PROVISION FOR ESTIMATED TITLE AND ESCROW LOSSES

     The Company's subsidiary, First Montana Title Insurance Company (FMTIC, wholly-owned by TSI, Inc.) issues title insurance policies in the State of Montana. The terms of policies issued are indefinite and premiums are not refundable. FMTIC is a party to various lawsuits wherein, among other things, plaintiffs generally claim defects in insured titles, unreported liens or improper practices. FMTIC

                                   M CORP

                         AND CONSOLIDATED SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



     8.  PROVISION FOR ESTIMATED TITLE AND ESCROW LOSSES - Continued

     is also required under many of its policies issued to provide defense for its insureds in litigation founded upon alleged defects or other matters insured against by the policy. Such litigation and claims are normal occurrences within the title insurance industry. In accordance with generally accepted accounting practices, FMTIC has established a provision for estimated title and escrow losses which appears on the consolidated balance sheets under the same title. FMTIC has established the provision for estimated losses on (1) claims known to FMTIC and (2) claims unknown to FMTIC but incurred upon issuance of policies as well as for estimated external settlement expenses to be incurred. The provision has been reduced for estimated recoveries.



    9.   COMMITMENTS

     The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2000. Rental expense for office space for the years ended December 31, 1995 and 1994, was $30,340 and $29,340, respectively. Annual rental commitments for the ensuing calendar years are as follows:

                      1996     1997      1998      1999      2000

                    $30,840  $30,840   $ 7,200   $ 7,200   $ 3,000


   10.  DIVIDEND RESTRICTIONS

     M Corp, the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid by First Montana Title Insurance Company (FMTIC), the parent company's lower tier subsidiary, are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 1995, the amount of consolidated retained earnings subject to such restrictions was $5,994,029.


   11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. The carrying amount reported in the balance sheet for cash, accounts receivable and due from related parties approximate those assets' fair value. Fair values for investment securities, noncurrent investments and other investments are based on quoted market prices. The Company believes that the fair value of its contracts receivable approximates carrying value due to the credit risks involved.



   12. NATURE OF OPERATIONS, RISKS AND UNCERTAINTIES

     The Company is engaged in the title insurance business within the state of Montana, in the title insurance agency business in Yellowstone, Rosebud and Cascade Counties, Montana and in the ownership and rental of properties located primarily in Montana. The Company's primary business, based on revenues, is title insurance.

     The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.

                                   M CORP
                        AND CONSOLIDATED SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13. INVESTMENTS IN REAL ESTATE

                                     GROSS AMOUNT CARRIED
                      DATE             ON BALANCE SHEET          ACCUMULATED    AMOUNT OF
DESCRIPTION         ACQUIRED    LAND      BUILDINGS    TOTAL    DEPRECIATION  ENCUMBRANCE

December 31, 1995

Commercial Building
 Helena, Montana      1966    $  49,700  $  296,868  $  346,568  $  296,868    $     --

Apartment Complex
 Polson, Montana      1983       50,000     263,566     313,566     231,936    $     --

Apartment Complex
 Great Falls, Montana 1974       11,125     217,243     228,368     217,243    $     --

Rental Units          1982        1,500   1,303,559   1,305,059     352,785    $     --
                      -1991
Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       32,089     140,370     172,459     124,351    $     --

                              $ 144,414  $2,221,606  $2,366,020  $1,223,183    $     --


December 31, 1994:

Commercial Building
 Helena, Montana      1966    $  49,700  $  296,868  $  346,568  $  296,868    $     --

Apartment Complex
 Polson, Montana      1983       50,000     263,566     313,566     218,758    $     --

Apartment Complex
 Great Falls, Montana 1974       11,125     217,243     228,368     207,028    $     --

Rental Units          1982        1,500   1,347,814   1,349,314     311,654    $     --
                      -1991
Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       32,089     140,370     172,459     117,414    $     --

                              $ 144,414  $2,265,861  $2,410,275  $1,151,722    $     --


                                 M CORP
                       AND CONSOLIDATED SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.   INFORMATION ON SEGMENTS OF BUSINESS

The Company is engaged primarily in the title insurance business and the ownership and rental of properties. Through its subsidiaries, the Company owns title plants in three Montana counties and issues title insurance policies, through its subsidiaries, within the State of Montana. The Company
(through wholly and majority owned subsidiaries) owns property in Helena, Butte, Billings, Polson, and Great Falls, Montana, and in Clearwater, Florida.

                        Sales to       Operating       Total      Depreciation     Capital
                    Outside Concerns   Profit (Loss)  Assets (Net)   Expense    Expenditures

Year Ended
 December 31, 1995

Financial Holding
   Company             $   337,040    $   335,759     $ 8,838,602      $  15,117      $  13,398

Title Insurance
   Operations            1,978,708        547,640      10,176,105         42,410         15,224

Rental Properties          554,472        304,016       1,106,368         84,848          1,339

Consolidated           $ 2,870,220    $ 1,187,415     $20,121,075      $ 142,375         29,961



Year Ended
 December 31, 1994

Financial Holding
   Company             $ 1,345,854    $ 1,304,438     $ 8,618,279      $   3,029      $  16,842

Title Insurance
   Operations            2,353,195        894,831       9,199,674         50,949         31,172

Rental Properties          584,132        222,334       1,224,608        103,959          3,806

Consolidated           $ 4,283,181    $ 2,421,603     $19,042,561      $ 157,937       $ 51,820

                                   18

                                 M CORP

                      AND CONSOLIDATED SUBSIDIARIES

                         DIRECTORS AND OFFICERS




        NAME                              OCCUPATION

   S. M. McCann                 Attorney at Law, Investor
   Director and                 San Luis Obispo, California
   President


   R. Bruce Robson              Data Processing Manager,
   Director                     Sletten Construction Co.
                                Great Falls, Montana


   G. Robert Crotty, Jr.        Attorney at Law,
   Director                     Great Falls, Montana





                              MARKET INFORMATION


  The Company's common stock is not traded on any securities exchange, nor are there records kept of any quotations by securities dealers or the National Quotation Bureau, Inc. To the best knowledge of the Company, bid and asked quotations for the Company's common stock are not reported in any newspapers.

  Dividends of $.10 per share were paid in 1995 to all shareholders except those shareholders affiliated with the control group. No dividends were paid in 1994.

  There are approximately 800 holders of record of the Company's common stock.

  A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                              M Corp
                          P.O. Box 2249
                       110 Second Street South
                      Great Falls, MT  59403-2249

                                 19

