Form 10KSB, Exhibit 13
period 1996-12-31
M CORP
filed 1997-03-31
CIK 67715

M CORP

                              ANNUAL REPORT

                                   1996

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

Real Estate Investments - The Company, through its wholly or majority-owned subsidiaries owns rental properties in Montana and Florida. The Company's rental properties include one commercial building, two apartment complexes with a total of thirty-two units and several one to four unit residential properties. The Company's investments in real estate are set forth in Note 16 (Investments In Real Estate) of the Notes to Consolidated Financial Statements.

The Company operates in a competitive business environment and the Company is not dependent upon one or a few major customers. Information concerning the Company's industry segments is set forth in Note 17 (Information on Segments of Business) of the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Title insurance premiums and related fees increased $159,268 (10.8%) in 1996 as compared with 1995 due primarily to an increase in the real estate economies within which the Company operates. The Company believes that the increase in the real estate economies within which the Company operates was due in part to decreased mortgage interest rates.

Interest revenues increased $47,014 (11.7%) in 1996 as compared with 1995 due primarily to an increase in interest rates and an increase in amounts maintained by the Company in interest-bearing deposits.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                               ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued

Rent revenues increased $11,935 (2.2%) in 1996 as compared with 1995. The increase in rent revenues in 1996 as compared with 1995 was due primarily to a decrease in vacancies.

During 1995 the Company sold a parcel of real property at a net gain of $47,239. No such gains or losses were realized in 1996.

Other income increased $233,573 (58.0%) in 1996 as compared with 1995. During 1996 the Company realized a net gain on the sales of investments in the amount of $152,252 whereas during 1995 the Company realized a net loss on the sales of investments in the amount of $3,783.

Salaries and other personnel costs increased $149,612 (19.2%) in 1996 as compared with 1995 due primarily to an increase in salary rates and increase in the number of personnel employed in the Company's title insurance operations. The provision for depreciation decreased $25,251 (17.7%) in 1996 as compared with 1995 due primarily to certain assets being fully depreciated in 1996 and 1995. Other general and administrative expenses increased $151,833 (21.0%) in 1996 as compared with 1995. During 1996, the Company's consolidated subsidiaries contributed assets in kind to a charitable foundation with a fair market value of $125,375. Income tax expense increased $62,550 (20.7%) in 1996 as compared with 1995 due primarily to the increase in pre-tax income.

The company is involved in examining and investigating investment opportunities available to the Company which could result in the investment of substantial cash and which would affect the liquidity of the Company. The Company knows of no existing trends, demands or commitments that could result in a material adverse change in the Company's liquidity. The Company knows of no material unfavorable trends in the Company's capital resources.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                             FINANCIAL REPORT

                             DECEMBER 31, 1996





                                 CONTENTS




                                                                     PAGE

   AUDITOR'S REPORT                                                    4


   CONSOLIDATED FINANCIAL STATEMENTS

      Balance Sheets as of December 31, 1996 and 1995                 5-6

      Statements of Income
       for the Years Ended
       December 31, 1996 and 1995                                       7

      Statements of Stockholders' Equity
       for the Years Ended
       December 31, 1996 and 1995                                       8

      Statements of Cash Flows for the Years
       Ended December 31, 1996 and 1995                               9-10

      Notes to Consolidated Financial Statements                     11-20


   OTHER INFORMATION                                                    21

                      Report of Independent Auditors



To The Board of Directors
M Corp
Great Falls, MT  59405


     We have audited the accompanying consolidated balance sheets of M Corp and consolidated subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of M Corp and consolidated subsidiaries as of December 31, 1996 and 1995 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 21, 1997
Great Falls, Montana

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                              BALANCE SHEETS

                        DECEMBER 31, 1996 and 1995

ASSETS                                                 1996          1995
Current Assets
  Cash (Note 2)                                   $ 9,617,085    $ 8,132,517
  Investment Securities (Note 3)                    2,690,620      2,517,006
  Trade Accounts Receivable, Less Allowance
    for Doubtful Accounts of $12,500 in 1996
    and 1995                                           27,892         15,815
  Current Portion of Long-Term
    Receivables (Note 7)                                1,854          3,946
  Prepaid Expenses                                       -            33,700
  Income Tax Prepayments                               26,359         69,575
  Due From Related Parties                               -           306,878

        Total Current Assets                       12,363,810     11,079,437

Other Assets
  Noncurrent Investments (Note 3)                     105,000        105,000
  Other Investments (Note 3)                       10,337,419      7,448,091
  Notes Receivable, Excluding
    Current Portion (Note 7)                           11,464        112,271

         Total Other Assets                        10,453,883      7,665,362

Investments In Property, Plant and
  Equipment, at Cost (Notes 1 and 16)
   Buildings                                        2,221,606      2,221,606
   Furniture, Fixtures and Equipment                  443,410        451,659

                                                    2,660,016      2,673,265
      Less Accumulated Depreciation                (1,754,261)    (1,658,118)
                                                      905,755      1,015,147

Title Plants                                          216,715        216,715
Land                                                  144,414        144,414

  Net Property, Plant and Equipment                 1,266,884      1,376,276

                                                  $24,084,577    $20,121,075


               See Notes to Consolidated Financial Statements.

                                   M CORP

                        AND CONSOLIDATED SUBSIDIARIES

                               BALANCE SHEETS

                         DECEMBER 31, 1996 and 1995


                                                    1996              1995
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Accounts Payable                              $   112,062       $    72,381
 Accrued Liabilities (Note 4)                      123,773           109,589
 Dividends Payable                                  30,599            16,310
 Income Taxes Payable                                 -               60,508
 Deferred Income Taxes (Notes 1 and 6)             405,000           317,500

    Total Current Liabilities                      671,434           576,288

Provision for Estimated Title and
 Escrow Losses (Note 8)                          1,069,768         1,128,030

Minority Interests in Consolidated
 Subsidiaries                                    2,229,026         1,963,847

Deferred Income Taxes (Notes 1 and 6)            2,760,400         1,583,700

Excess of Fair Value of Net Assets Acquired
 Over Cost (Note 1)                                 65,075            73,295

                                                 6,124,269         4,758,872

Commitments (Note 9)

Stockholders' Equity (Notes 1 and 15)
  Common Stock, $1.00 Par Value,
  5,000,000 shares authorized,
  867,358 shares outstanding                     3,051,004         3,051,004
Additional Paid-In Capital                       9,934,562         9,934,562
Retained Earnings (Note 11)                      2,382,380         1,555,833
Add: Unrealized Gains on Investments (Note 3)    4,287,272         2,610,860
Less: Cost of Common Shares in Treasury
      2,183,646 Shares in 1996 and 1995         (2,366,344)       (2,366,344)

   Total Stockholders' Equity                   17,288,874        14,785,915

                                               $24,084,577       $20,121,075


                See Notes to Consolidated Financial Statements.

                                 M CORP
                       AND CONSOLIDATED SUBSIDIARIES
                           STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995


                                                     1996           1995
Revenue
 Title Insurance Premiums and Related Fees      $1,623,168        $1,463,900
 Interest                                          448,995           401,981
 Rent                                              566,407           554,472
 Net Gain on Sale of Properties                       -               47,239
 Other (Note 5)                                    636,201           402,628

                                                 3,274,771         2,870,220

Operating Expenses
 Salaries and Other Personnel Costs                930,074           780,462
 Depreciation                                      117,124           142,375
 Rent                                               37,210            35,455
 Title and Escrow Losses                            13,966              -
 Interest                                            1,823              -
 Other General and Administrative Expenses         876,346           724,513

                                                 1,976,543         1,682,805

         Operating Income                        1,298,228         1,187,415

Minority Share of Consolidated Subsidiaries
 Net (Income)                                      (95,854)          (86,867)

Income Before Income Taxes                       1,202,374         1,100,548

Income Taxes (Note 6)                             (364,550)         (302,000)

         Net Income                            $   837,824       $   798,548


EARNINGS PER COMMON SHARE (Note 1)
NET INCOME PER SHARE                           $       .97       $       .92




                See Notes to Consolidated Financial Statements.

                                M CORP

                     AND CONSOLIDATED SUBSIDIARIES

                  STATEMENTS OF STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                      Net
                                         Additional               Unrealized
                             Common       Paid-In      Retained    Gains On       Treasury
                             Stock        Capital      Earnings   Investments      Stock           Total

Balances, January 1, 1995,
 As Previously Reported    $3,051,004    $1,934,562   $8,768,845  $2,091,177   $(2,363,022)    $13,482,566

Recapitalization (Note 15)                8,000,000   (8,000,000)                        -

Balances, January 1, 1995,
  As Restated               3,051,004     9,934,562      768,845   2,091,177    (2,363,022)     13,482,566

Net Income                                               798,548                                   798,548

Dividends Paid                                           (11,560)                                  (11,560)

Change in Net Unrealized
  Gains On Investments                                               519,683                       519,683

Purchase of Treasury Stock                                                          (3,322)         (3,322)

Balances, December 31,
 1995                       3,051,004     9,934,562    1,555,833   2,610,860    (2,366,344)     14,785,915

Net Income                                               837,824                                   837,824

Dividends Paid                                           (11,277)                                  (11,277)
Change in Net Unrealized
  Gains On Investments                                             1,676,412                     1,676,412

Balances, December 31,
  1996                     $3,051,004    $9,934,562   $2,382,380  $4,287,272   $(2,366,344)    $17,288,874


                    See Notes to Consolidated Financial Statements.

                                     M CORP

                          AND CONSOLIDATED SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995

                           INCREASE (DECREASE) IN CASH


                                                       1996          1995
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                      $ 2,193,209   $ 2,136,494
 Cash Paid to Suppliers and Employees               (1,706,698)   (1,613,955)
 Interest and Dividends Received in Cash               813,138       741,330
 Cash Proceeds From Sales of Noncurrent Assets          10,522        93,762
 Interest Paid in Cash                                  (1,823)         -
 Income Taxes Paid in Cash                            (398,842)   (1,022,511)

Net Cash Provided By Operating Activities              909,506       335,120

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Received on Principal of Notes Receivable        107,825         3,702
 Cash Purchases of Minority Interests                   (2,425)       (2,055)
 Capital Expenditures Paid in Cash                     (18,254)      (29,961)
 Cash Received on Disposition of
  Current Investments                                  389,242       100,472
 Cash Purchases of Current Investments                (208,204)      (42,766)

Net Cash Provided By Investing Activities              268,184        29,392

CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash Received From Affiliates                         306,878          -
 Dividends Paid in Cash                                   -          (11,569)
 Cash Purchases of Treasury Stock                                     (3,322)

Net Cash Provided (Used) By Financing Activities       306,878       (14,891)

     NET INCREASE IN CASH                            1,484,568       349,621

     CASH - BEGINNING OF YEAR                        8,132,517     7,782,896

     CASH - END OF YEAR                            $ 9,617,085   $ 8,132,517

                               (Continued)

                                  M CORP

                      AND CONSOLIDATED SUBSIDIARIES

                   STATEMENTS OF CASH FLOWS - Continued

               FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995

              RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
                           BY OPERATING ACTIVITIES



                                                      1996            1995

Net Income                                        $  837,824     $   798,548

Adjustments to Reconcile Net Income
to Net Cash Provided By Operating Activities:
  Depreciation                                       117,124         142,375
  Provision for Doubtful Account Receivable           (4,926)           -
  Minority Share of Consolidated Subsidiaries
    Net Income                                        95,854          86,867
  Amortization of Deferred Credit                     (8,220)         (8,220)
  Net Book Value of Assets Sold                       10,522          46,523
  Contribution in Kind                                27,877            -
  Realized (Gains) Losses on Dispositions of
    Current Investments                             (152,251)          3,783

  Changes in Operating Assets and Liabilities
    (Increase) Decrease in Accounts Receivable       (12,077)         59,510
    Decrease in Prepaid Expenses                      33,700           9,500
    (Increase) Decrease in Income Tax Prepayments     43,216)        (69,575)
    (Decrease) in Payables and Accrued
      Liabilities                                     (1,385)        (81,255)
    (Increase) in Deferred Income Taxes              (17,000)         (1,000)
    (Decrease) in Income Taxes Payable               (60,508)       (651,936)

NET CASH PROVIDED BY OPERATING ACTIVITIES         $  909,506      $  335,120


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

(e) Earnings Per Share

The computation of earnings per share in the accompanying statements is based on the weighted average number of shares outstanding (867,358 shares in 1996 and 867,725 shares in 1995). The assumed exercise of outstanding stock options does not result in material dilution.

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

                                   M CORP

                        AND CONSOLIDATED SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

(f) Income Taxes - Continued

The Company does not provide for deferred income taxes resulting from the undistributed earnings of wholly owned subsidiary companies included in the consolidated statements of income because the companies file consolidated federal income tax returns and therefore any dividends paid to the Company are nontaxable. Investment tax credits are recorded as a reduction of the provision for federal income taxes in the year utilized.

(g) Fiduciary Assets and Liabilities

The assets and liabilities of the escrows administered by the Company are not included in the consolidated balance sheet.

(h) Policy of Cash Equivalents

For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and money market accounts, all with original maturities of three months or less.

(i) Reclassifications

Certain reclassifications have been made to the prior year amounts to make them comparable to the 1996 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.


2.  CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1996, cash balances totalling $7,036,364 were uninsured by either the SIPC or the FDIC.


3.   INVESTMENT SECURITIES AND OTHER INVESTMENTS

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified all of its current and other investments as available for sale. On the following page is a summary of the Company's investments, all of which consist of equity securities:

                                 M CORP

                      AND CONSOLIDATED SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


3.   INVESTMENT SECURITIES AND OTHER INVESTMENTS - Continued


                                                        1996         1995
    Current Assets
    Cost                                           $ 1,724,198   $ 1,752,741
    Gross Unrealized Holding Gains                     984,375       780,871
    Gross Unrealized Holding Losses                    (17,953)      (16,606)

    Fair Value                                     $ 2,690,620   $ 2,517,006

    Other (Noncurrent) Assets
    Cost                                           $ 3,305,560   $ 3,333,437
    Gross Unrealized Holding Gains                   7,031,859     4,114,654

    Fair Value                                     $10,337,419   $ 7,448,091

Realized gains and losses are determined on the basis of specific identification. During 1996 and 1995, sales proceeds and gross realized gains and losses were as follows:


                                                       1996         1995

    Sales Proceeds                                 $   389,242    $  100,472
    Gross Realized Losses                          $       228    $   19,586
    Gross Realized Gains                           $   152,480    $   15,803

An unrealized gain in the amount of $243 is included in the Company's statement of income for 1996.

Stockholders' equity at December 31, 1996 has been increased by $4,287,272 which is the difference between the total net unrealized gain at December 31, 1996 and deferred income taxes and minority interests in the net unrealized gain. At December 31, 1996, the Company owned approximately twenty-four percent of the issued and outstanding common stock of Security Bancorp ("Security"). The Company's investment in Security is classified as an other noncurrent investment. In February, 1997, the shareholders of Security approved ad agreement and plan of merger whereby Security was merged with and into WesterFed Financial Corporation ("WesterFed") which has its home office in Missoula, Montana. Pursuant to the merger, in March, 1997, the Company's consolidated subsidiaries received approximately 289,500 shares of WesterFed plus cash in the amount of approximately $5,632,000 in exchange for all of its holdings in Security. Other noncurrent investments totaling $105,000 at December 31, 1996 consist of certificates of deposit which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

                                 M CORP

                      AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


4.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

                                                        1996          1995

    Property Taxes                                $    49,389   $    45,147
    Compensation                                       41,328        32,397
    Payroll Taxes                                       7,089         7,944
    Other                                              25,967        24,101

                                                  $   123,773   $   109,589

5.  OTHER INCOME

Other income consists of the following:

                                                        1996          1995

    Dividends                                     $   364,144   $   339,349
    Gain (Loss) on Sales of Securities                152,252        (3,783)
    Amortization of Deferred Credit                     8,220         8,220
    Gain on Contribution in Kind                       97,498          -
    Other                                              14,087        58,842

                                                  $   636,021   $   402,628

6.   INCOME TAXES

Income tax expense consists of the following:


                                                         1996         1995
      Federal and State Income Taxes
         Currently Payable                         $   381,550   $   303,000
         Deferred                                      (17,000)       (1,000)

                                                   $   364,550   $   302,000

The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for the differences are as follows:

                                                        1996           1995

    Computed "Expected" Tax Expense                $  408,800     $  374,200
    Purchase Accounting Adjustments                    (4,600)        (4,400)
    Tax Exempt Income                                    (400)        (6,400)
    Special Dividends Received Deduction              (95,100)       (88,400)
    Minority Share of Consolidated
       Subsidiaries Income                             29,500         29,500
    State Income Taxes                                 39,600         (4,200)
    Other                                              16,350          1,700

                                                   $  364,550     $  302,000

                                    M CORP

                         AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


6.  INCOME TAXES - Continued

Deferred income taxes result from timing differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these timing differences are as follows:

                                                      1996           1995
    Installment sales recognized for
      financial reporting purposes
      but not income tax purposes              $    (2,600)     $   (21,600)
    Allowance for doubtful accounts                  4,100            5,900
    Excess of income tax depreciation
      over financial reporting
      depreciation                                 (14,400)         (14,200)
    Unrealized Gains on Investments             (3,259,400)      (1,988,200)
    Excess of financial reporting
      reserves for title and escrow
      losses over income tax reporting
      for title and escrow losses                  106,900          106,900

                                               $(3,165,400)     $(1,911,200)



The amounts of deferred tax assets and liabilities as of December 31, are as follows:


                                                    1996            1995
     Deferred tax asset, net of
       valuation allowance of $0 in
       1996 and 1995                           $     -          $     -

     Deferred tax liabilty                     $ 3,165,400      $ 1,911,200

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


7.   NOTE RECEIVABLE

Notes receivable have resulted from the sale of certain assets and are summarized as follows as of December 31:

                                                         1996        1995
     14.9% Note Receivable, due in monthly
      installments of $1,492,
      including interest, until June, 1998         $      -      $  106,124

     9% Contract For Deed, due in monthly
      installments of $248 including interest
      until September, 2002                             13,318       15,019

     Allowance for doubtful notes receivable              -          (4,926)

                                                        13,318      116,217

     Less Current Portion of Long-Term Receivables       1,854        3,946

     Long-Term Notes Receivable                    $    11,464   $  112,271

The above receivable is secured by property, the sale of which resulted in the receivable. In the event the receivables becomes uncollectible and the underlying collateral is completely worthless, the Company would incur a loss in the total amount of $13,318.


8.   PROVISION FOR ESTIMATED TITLE AND ESCROW LOSSES

The Company's subsidiary, First Montana Title Insurance Company (FMTIC,wholly-owned by TSI, Inc.) issues title insurance policies in the State of Montana. The terms of policies issued are indefinite and premiums are not refundable. FMTIC is a party to various lawsuits wherein, among other things, plaintiffs generally claim defects in insured titles, unreported liens or improper practices. FMTIC is also required under many of its policies issued to provide defense for its insureds in litigation founded upon alleged defects or other matters insured against by the policy. Such litigation and claims are normal occurrences within the title insurance industry. In accordance with generally accepted accounting practices, FMTIC has established a provision for estimated title and escrow losses which appears on the consolidated balance sheets under the same title. FMTIC has established the provision for estimated losses on (1) claims known to FMTIC and (2) claims unknown to FMTIC but incurred upon issuance of policies as well as for estimated external settlement expenses to be incurred. The provision has been reduced for estimated recoveries.



9.   COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2000. Rental expense for office space for the years ended December 31, 1996 and 1995, was $30,840 and

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


9.  COMMITMENTS - Continued

and $30,340, respectively. Annual rental commitments for the ensuing calendar years are as follows:

                      1997      1998      1999      2000

                    $30,840   $ 7,200   $ 7,200   $ 3,000


10.  STOCK OPTIONS

During 1996, the Company'ds Board of Directors granted options for the purchase of 211,000 shares of the Company's unissued common stock at the exercise price of five dollars per share. No compensation cost has been charged to operations for 1996 or 1995. None of the options have been exercised. The options expire in September, 2003.

11.  DIVIDEND RESTRICTIONS

M Corp, the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid by First Montana Title Insurance Company (FMTIC), the parent company's lower tier subsidiary, are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 1996, substantially all consolidated retained earnings were subject to such restrictions.


12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. The carrying amount reported in the balance sheet for cash, accounts receivable and due from related parties approximate those assets' fair value. Fair values for investment securities, noncurrent investments and other investments are based on quoted market prices. The Company believes that the fair value of its contract receivable approximates carrying value due to the credit risk involved.

13.  RELATED PARTY TRANSACTIONS

During 1996, a company affiliated with the Company through common stockholders repaid the Company $108,834 which had been advanced to the affiliated company. During 1996, the Company's parent company, GNI, Inc., repaid the Company $198,044 which had been advanced to it. No affiliated unconsolidated companies are indebted to the Company at December 31, 1996. During 1996, the Company and its consolidated subsidiaries contributed assets in kind with a fair market value and a cost basis of $125,375 and $27,877, respectively, to a charitable foundation established by a controlling shareholder of the Company. The contribution in kind resulted in an income tax benefit to the Company in the the approximate amount of $51,000.

14. NATURE OF OPERATIONS, RISKS AND UNCERTAINTIES

The Company is engaged in the title insurance business within the state of Montana, in the title insurance agency business in Yellowstone, Rosebud and

                                  M CORP

                        AND CONSOLIDATED SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

14.NATURE OF OPERATIONS, RISKS AND UNCERTAINTIES - Continued

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

15.  RECAPITALIZATION

During 1996, the Company adopted a plan whereby a portion of retained earnings was capitalized as paid in capital. Adoption of the plan had no effect on total stockholders' equity or the collective or individual rights of stockholders. The financial statements for 1995 have been restated to reflect the reclassification.

16.  INVESTMENTS IN REAL ESTATE

The Company is the lessor of property under operating leases expiring in various years through 2001. Minimum future rentals to be received on non-cancelable leases as of December 31, 1996, for the ensuing calendar years are as follows:

             1997      1998      1999      2000       2001

          $121,461  $ 53,795  $ 55,947  $ 58,186   $ 14,687

The consolidated statements of income do not contain any contingent rental income. The Company's investments in real estate are shown in detail on the following page.

                                   M CORP
                        AND CONSOLIDATED SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


16. INVESTMENTS IN REAL ESTATE

                                     GROSS AMOUNT CARRIED
                      DATE             ON BALANCE SHEET          ACCUMULATED    AMOUNT OF
DESCRIPTION         ACQUIRED    LAND      BUILDINGS    TOTAL    DEPRECIATION  ENCUMBRANCE

December 31, 1996

Commercial Building
 Helena, Montana      1966    $  49,700  $  296,868  $  346,568  $  296,868    $     --

Apartment Complex
 Polson, Montana      1983       50,000     263,566     313,566     254,614    $     --

Apartment Complex
 Great Falls, Montana 1974       11,125     217,243     228,368     217,243    $     --

Rental Units          Var.        1,500   1,303,559   1,305,059     414,426    $     --

Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       32,089     135,370     167,459     133,679    $     --

                              $ 144,414  $2,216,606  $2,361,020  $1,316,830    $     --


December 31, 1995:

Commercial Building
 Helena, Montana      1966    $  49,700  $  296,868  $  346,568  $  296,868    $     --

Apartment Complex
 Polson, Montana      1983       50,000     263,566     313,566     231,936    $     --

Apartment Complex
 Great Falls, Montana 1974       11,125     217,243     228,368     217,243    $     --

Rental Units          Var.        1,500   1,303,559   1,305,059     352,785    $     --

Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       32,089     140,370     172,459     124,351    $     --

                              $ 144,414  $2,221,606  $2,366,020  $1,223,183    $     --


                                    M CORP
                         AND CONSOLIDATED SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued

17.   INFORMATION ON SEGMENTS OF BUSINESS

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

                        Sales to       Operating       Total      Depreciation     Capital
                    Outside Concerns   Profit (Loss)  Assets (Net)   Expense    Expenditures

Year Ended
 December 31, 1996

Financial Holding
   Company             $   618,449    $   437,334     $10,192,799      $   4,974      $    -
Title Insurance
   Operations            2,089,915        658,242      12,878,312         32,879         18,254

Rental Properties          566,407        202,652       1,013,466         79,271           -

Consolidated           $ 3,274,771    $ 1,298,228     $24,084,577      $ 117,124         18,254



Year Ended
 December 31, 1995

Financial Holding
   Company             $   337,040    $   335,759     $ 8,838,602      $  15,117      $  13,398

Title Insurance
   Operations            1,978,708        547,640      10,176,105         42,410         15,224

Rental Properties          554,472        304,016       1,106,368         84,848          1,339

Consolidated           $ 2,870,220    $ 1,187,415     $20,121,075      $ 142,375       $ 29,961

                                   20

                                 M CORP

                      AND CONSOLIDATED SUBSIDIARIES

                         DIRECTORS AND OFFICERS




        NAME                              OCCUPATION

   S. M. McCann                 Attorney at Law, Business Owner,
   Director and                 Investor
   President                    San Luis Obispo, California


   R. Bruce Robson              Data Processing Manager,
   Director                     Sletten Construction Co.
                                Great Falls, Montana


   G. Robert Crotty, Jr.        Attorney at Law,
   Director                     Graybill, Ostrem & Crotty
                                Great Falls, Montana





                              MARKET INFORMATION


  The Company's common stock is not traded on any securities exchange, nor are there records kept of any quotations by securities dealers or the National Quotation Bureau, Inc. To the best knowledge of the Company, bid and asked quotations for the Company's common stock are not reported in any newspapers.

  Dividends of $.10 per share were paid in 1996 and 1995 to all shareholders except those shareholders affiliated with the control group.

  There are approximately 800 holders of record of the Company's common stock.

  A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                M Corp
                            P.O. Box 2249
                         110 Second Street South
                        Great Falls, MT  59403-2249

                                   21

