Form 10KSB, Exhibit 13
period 1997-12-31
M CORP
filed 1998-03-30
CIK 67715

M CORP

                              ANNUAL REPORT

                                   1997

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

Title Insurance - First Montana Title Insurance Company (FMTIC, a wholly-owned subsidiary of TSI, Inc., a ninety-two percent owned subsidiary of the Company) was organized in 1958. FMTIC issues title insurance policies through its subsidiaries within the State of Montana only.

Real Estate Investments - The Company, through its wholly or majority-owned subsidiaries owns rental properties. The Company's rental properties include one commercial building, two apartment complexes with a total of thirty-two units and several one to four unit residential properties. The Company's investments in real estate are set forth in Note 14 (Investments In Real Estate) of the Notes to Consolidated Financial Statements.

The Company operates in a competitive business environment and the Company is not dependent upon one or a few major customers. Information concerning the Company's industry segments is set forth in Note 15 (Information on Segments of Business) of the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Title insurance premiums and related fees increased $74,691 (4.6%) in 1997 as compared with 1996 due primarily to an increase in the real estate economies within which the Company operates. The Company believes that the increase in the real estate economies within which the Company operates was due in part to decreased mortgage interest rates.


Interest revenues increased $224,846 (50.1%) in 1997 as compared with 1996 due primarily to an increase in interest-bearing deposits.

Rent revenues increased $16,085 (2.8%) in 1997 as compared with 1996. The increase in rent revenues in 1997 as compared with 1996 was due primarily to a decrease in vacancies.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                               ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued

During 1997 the Company recognized a gain on the merger of Security Bancorp with and into WesterFed Financial Corporation in the amount of $5,351,471, a non-recurring event, which was the primary reason other income increased $5,495,072 (863.7%) in 1997 as compared with 1996. Pursuant to the terms of the merger the Company received cash in the amount of the gain recognized and approximately 275,000 shares of WesterFed Financial Corporation common stock. The gain recognized on the merger transaction was the primary reason for the increase in other income in 1997 as compared with 1996 and is also the primary reason for the increase in net income in 1997 as compared with 1996.

Salaries and other personnel costs increased $8,240 (.9%) in 1997 as compared with 1996 due primarily to an increase in salary rates and an increase in the number of personnel employed in the Company's title insurance operations.

The provision for depreciation increased $6,078 (5.2%) in 1997 as compared with 1996 due primarily to the acquisition of additional furniture and equipment during 1997. Other general and administrative expenses increased $345,367 (39.4%) in 1997 as compared with 1996. During 1997 the Company made contributions of appreciated assets to a private foundation in the total fair value amount of approximately $525,000. The contributions resulted in an income tax benefit to the Company in the amount of approximately $203,000. Income tax expense increased $1,940,450 (532.2%) in 1997 as compared with 1996 due primarily to the increase in pre-tax income.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                             FINANCIAL REPORT

                             DECEMBER 31, 1997





                                 CONTENTS




                                                                     PAGE

   AUDITOR'S REPORT                                                    4


   CONSOLIDATED FINANCIAL STATEMENTS

      Balance Sheets as of December 31, 1997 and 1996                 5-6

      Statements of Income
       for the Years Ended
       December 31, 1997 and 1996                                      7

      Statements of Stockholders' Equity
       for the Years Ended
       December 31, 1997 and 1996                                      8

      Statements of Cash Flows for the Years
       Ended December 31, 1997 and 1996                               9-10

      Notes to Consolidated Financial Statements                     11-20


   OTHER INFORMATION                                                   21

                      Report of Independent Auditors



To The Board of Directors
M Corp
Great Falls, MT  59405


     We have audited the accompanying consolidated balance sheets of M Corp and consolidated subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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





DWYER & KEITH, CPA's, P.C.



March 20, 1998
Great Falls, Montana

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                              BALANCE SHEETS

                        DECEMBER 31, 1997 and 1996

ASSETS                                                 1997          1996
Current Assets
  Cash (Note 2)                                   $15,186,576    $ 9,617,085
  Investment Securities (Note 3)                    2,032,576      2,690,620
  Trade Accounts Receivable, Less
    Allowance for Doubtful Accounts of
    $8,000 in 1997 and $12,500 in 1996                  3,521         27,892
  Current Portion of Long-Term
    Receivable (Note 7)                                 2,026          1,854
  Prepaid Expenses                                     26,900           -
  Income Tax Prepayments                                9,309         26,359

        Total Current Assets                       17,260,908     12,363,810

Other Assets
  Noncurrent Investments (Note 3)                     105,000        105,000
  Other Investments (Note 3)                        8,417,116     10,337,419
  Note Receivable, Excluding
    Current Portion (Note 7)                            9,440         11,464

         Total Other Assets                         8,531,556     10,453,883

Investments In Property, Plant and
  Equipment, at Cost (Notes 1 and 14)
   Buildings                                        2,145,001      2,266,306
   Furniture, Fixtures and Equipment                  475,194        443,410

                                                    2,620,195      2,709,716
      Less Accumulated Depreciation                (1,877,462)    (1,754,261)
                                                      742,733        955,455

Title Plants                                          201,113        216,715
Land                                                   84,527         94,714

  Net Property, Plant and Equipment                 1,028,373      1,266,884

                                                  $26,820,837    $24,084,577


                 See Notes to Consolidated Financial Statements.

                                   M CORP

                        AND CONSOLIDATED SUBSIDIARIES

                               BALANCE SHEETS

                         DECEMBER 31, 1997 and 1996


                                                    1997              1996
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Accounts Payable                              $   115,633       $   112,062
 Accrued Liabilities (Note 4)                      131,470           123,773
 Dividends Payable                                 289,414            30,599
 Deferred Income Taxes (Notes 1 and 6)             280,200           405,000

    Total Current Liabilities                      816,717           671,434

Provision for Estimated Title and
 Escrow Losses (Note 8)                          1,005,612         1,069,768

Minority Interests in Consolidated
 Subsidiaries                                    2,292,081         2,229,026

Deferred Income Taxes (Notes 1 and 6)            1,847,400         2,760,400

Excess of Fair Value of Net Assets Acquired
 Over Cost (Note 1)                                 56,855            65,075

                                                 5,201,948         6,124,269

Commitments (Note 9)

Stockholders' Equity (Notes 1 and 13)
  Common Stock, $1.00 Par Value,
  5,000,000 shares authorized,
  3,252,004 shares issued in 1997 and
  3,051,004 shares issued in 1996, at Par        3,262,004         3,051,004
Capital Surplus                                 15,778,562         9,934,562
Retained Earnings (Note 10)                      1,185,494         2,382,380
Add: Unrealized Gains on Investments (Note 3)    2,942,456         4,287,272
Less: Cost of Common Shares in Treasury
      2,183,646 Shares in 1997 and 1996         (2,366,344)       (2,366,344)

   Total Stockholders' Equity                   20,802,172        17,288,874

                                               $26,820,837       $24,084,577


                See Notes to Consolidated Financial Statements.

                                 M CORP
                       AND CONSOLIDATED SUBSIDIARIES
                           STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996


                                                    1997              1996
Revenue
 Title Insurance Premiums and Related Fees     $ 1,697,859       $ 1,623,168
 Interest                                          673,841           448,995
 Rent                                              582,492           566,407
 Other (Note 5)                                  6,131,273           636,201

                                                 9,085,465         3,274,771

Operating Expenses
 Salaries and Other Personnel Costs                938,314           930,074
 Depreciation                                      123,202           117,124
 Rent                                               35,284            37,210
 Title and Escrow Losses                            15,049            13,966
 Interest                                             -                1,823
 Other General and Administrative Expenses       1,221,713           876,346

                                                 2,333,562         1,976,543

         Operating Income                        6,751,903         1,298,228

Minority Share of Consolidated Subsidiaries
 Net (Income)                                     (373,696)          (95,854)

Income Before Income Taxes                       6,378,207         1,202,374

Income Taxes (Note 6)                           (2,305,000)         (364,550)

         Net Income                             $4,073,207        $  837,824



                See Notes to Consolidated Financial Statements.

                                      M CORP

                           AND CONSOLIDATED SUBSIDIARIES

                        STATEMENTS OF STOCKHOLDERS' EQUITY

                  FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996


                                                                       Net
                                                                    Unrealized
                             Common      Capital        Retained     Gains On        Treasury
                             Stock       Surplus        Earnings    Investments        Stock        Total
Balances, January 1, 1996  $3,051,004   $ 9,934,562    $1,555,833   $2,610,860     $(2,366,344)   $14,785,915

Net Income                                                837,824                                     837,824

Dividends Paid                                            (11,277)                                    (11,277)

Change in Net Unrealized
  Gains On Investments                                               1,676,412                      1,676,412

Balances, December 31,
   1996                     3,051,004    9,934,562      2,382,380    4,287,272      (2,366,344)    17,288,874

Recapitalization (Note 14)               5,000,000     (5,000,000)                                       -

Net Income                                              4,073,207                                   4,073,207

Dividends Paid                                           (270,093)                                   (270,093)

Exercise of Stock Options     211,000      844,000                                                  1,055,000

Change in Net Unrealized
  Gains On Investments                                              (1,344,816)                    (1,344,816)

Balances, December 31,
   1997                    $3,262,004  $15,778,562     $1,185,494   $2,942,456     $(2,366,344)   $20,802,172



                     See Notes to Consolidated Financial Statements.

                                     M CORP

                          AND CONSOLIDATED SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996

                           INCREASE (DECREASE) IN CASH


                                                       1997          1996
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                      $ 2,352,199   $ 2,193,209
 Cash Paid to Suppliers and Employees               (1,771,166)   (1,706,698)
 Interest and Dividends Received in Cash               951,942       813,138
 Cash Proceeds From Sales of Noncurrent Assets           6,994        10,522
 Interest Paid in Cash                                    -           (1,823)
 Income Taxes Paid in Cash                          (2,287,950)     (398,842)

Net Cash Provided (Used) By Operating Activities      (747,981)      909,506

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Received on Principal of Notes Receivable          1,852       107,825
 Cash Purchases of Minority Interests                   (6,335)       (2,425)
 Capital Expenditures Paid in Cash                     (31,785)      (18,254)
 Cash Received on Dispositions of
  Current Investments                                   68,213       389,242
 Cash Received on Dispositions of
  Noncurrent Investments                             5,351,471          -
 Cash Purchases of Current Investments                (109,666)     (208,204)

Net Cash Provided By Investing Activities            5,273,750       268,184

CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash Received From Affiliates                            -          306,878
 Dividends Paid in Cash                                (11,278)         -
 Issuance Of Common Stock For Cash                   1,055,000          -

Net Cash Provided By Financing Activities            1,043,722       306,878

     NET INCREASE IN CASH                            5,569,491     1,484,568

     CASH - BEGINNING OF YEAR                        9,617,085     8,132,517

     CASH - END OF YEAR                            $15,186,576   $ 9,617,085

                               (Continued)

                                  M CORP

                      AND CONSOLIDATED SUBSIDIARIES

                   STATEMENTS OF CASH FLOWS - Continued

               FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996

              RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
                           BY OPERATING ACTIVITIES



                                                     1997            1996

Net Income                                       $ 4,073,207     $   837,824

Adjustments to Reconcile Net Income
to Net Cash Provided By Operating Activities:
  Depreciation                                       123,202         117,124
  Provision for Doubtful Account Receivable           (3,825)         (4,926)
  Minority Share of Consolidated Subsidiaries
    Net Income                                       373,696          95,854
  Amortization of Deferred Credit                     (8,220)         (8,220)
  Net Book Value of Assets Sold                        6,994          10,522
  Contribution in Kind                               116,875          27,877
  Realized (Gains) on Dispositions
     of Investments                               (5,395,369)       (152,251)
  Unrealized (Gain) on Current Assets                   -               (244)

  Changes in Operating Assets and Liabilities
    (Increase) Decrease in Accounts Receivable        28,197         (12,077)
    (Increase) Decrease in Prepaid Expenses          (26,900)         33,700
    (Increase) Decrease in Income Tax Prepayments     17,050          43,216
    (Decrease) in Payables and Accrued
      Liabilities                                    (52,888)         (1,385)
    (Increase) in Deferred Income Taxes                 -            (17,000)
    (Decrease) in Income Taxes Payable                  -            (60,508)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES  $ (747,981)     $  909,506


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

(e) Income Taxes

The Company follows the practice of recording deferred income taxes resulting from timing differences between financial reporting and income tax reporting. The Company does not provide for deferred income taxes resulting from the undistributed earnings of subsidiary companies included in the consolidated statements of income because the companies file consolidated federal income tax returns and therefore any dividends paid to the Company are nontaxable. Investment tax credits are recorded as a reduction of the provision for federal income taxes in the year utilized.

                                   M CORP

                        AND CONSOLIDATED SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

(f) Fiduciary Assets and Liabilities

The assets and liabilities of the escrows administered by the Company are not included in the consolidated balance sheet.

(h) Policy of Cash Equivalents

For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and money market accounts, all with original maturities of three months or less.

(i) Reclassifications

Certain reclassifications have been made to the prior year amounts to make them comparable to the 1997 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.


2.  CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1997, cash balances totaling $12,407,136 were uninsured by either the SIPC or the FDIC.


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

                                                        1997         1996
    Current Assets
    Cost                                           $ 1,374,728   $ 1,724,198
    Gross Unrealized Holding Gains                     673,389       984,375
    Gross Unrealized Holding Losses                    (15,541)      (17,953)

    Fair Value                                     $ 2,032,576   $ 2,690,620

                                   M CORP

                        AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


3.INVESTMENT SECURITIES AND OTHER INVESTMENTS - Continued

                                                       1997          1996

    Other (Noncurrent) Assets
    Cost                                           $ 3,623,505   $ 3,305,560
    Gross Unrealized Holding Gains                   4,793,611     7,031,859

    Fair Value                                     $ 8,417,116   $10,337,419

Realized gains and losses are determined on the basis of specific identification. During 1997 and 1996, sales proceeds and gross realized gains and losses were as follows:


                                                       1997          1996

    Sales Proceeds                                 $ 5,419,622   $   389,242
    Gross Realized Losses                          $      -      $       228
    Gross Realized Gains                           $ 5,395,368   $   152,480

An unrealized gain in the amount of $243 is included in the Company's statement of income for 1996.

Stockholders' equity at December 31, 1997 has been increased by $2,942,456 which is the difference between the total net unrealized gain at December 31, 1997 and deferred income taxes and minority interests in the net unrealized gain. Other noncurrent investments totaling $105,000 at December 31, 1997 consist of certificates of deposit which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

4.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

                                                        1997          1996

    Property Taxes                                $    50,635   $    49,389
    Compensation                                       36,638        41,328
    Payroll Taxes                                      16,037         7,089
    Other                                              26,160        25,967

                                                  $   131,470   $   123,773

                                    M CORP

                         AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

5.  OTHER INCOME

Other income consists of the following:

                                                        1997          1996

    Dividends                                     $   278,101   $   364,144
    Gain on Sales of Securities                     5,395,368       152,252
    Amortization of Deferred Credit                     8,220         8,220
    Gain on Contribution in Kind                      408,125        97,498
    Other                                              41,459        14,087

                                                  $ 6,131,273   $   636,201

6.   INCOME TAXES

Income tax expense consists of the following:


                                                       1997          1996
      Federal and State Income Taxes
         Currently Payable                        $ 2,305,000   $   381,550
         Deferred                                        -          (17,000)

                                                  $ 2,305,000   $   364,550

The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for the differences are as follows:

                                                      1997           1996

    Computed "Expected" Tax Expense               $ 2,168,600   $   408,800
    Purchase Accounting Adjustments                    (4,600)       (4,600)
    Tax Exempt Income                                  (2,300)         (400)
    Special Dividends Received Deduction              (65,000)      (95,100)
    Minority Share of Consolidated
       Subsidiaries Income                            127,100        29,500
    Contribution At Fair Value                       (138,800)      (33,100)
    State Income Taxes                                187,900        39,600
    Other                                              32,100        19,850

                                                  $ 2,305,000   $   364,500

                                    M CORP

                         AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


6.  INCOME TAXES - Continued

Deferred income taxes result from timing differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these timing differences are as follows:

                                                      1997           1996
    Installment sales recognized for
      financial reporting purposes
      but not income tax purposes              $    (2,100)     $    (2,600)
    Allowance for doubtful accounts                  2,700            4,100
    Excess of income tax depreciation
      over financial reporting
      depreciation                                 (13,500)         (14,400)
    Unrealized Gains on Investments             (2,221,600)      (3,259,400)
    Excess of financial reporting
      reserves for title and escrow
      losses over income tax reporting
      for title and escrow losses                  106,900          106,900

                                               $(2,127,600)     $(3,165,400)



The amounts of deferred tax assets and liabilities as of December 31, are as follows:


                                                    1997            1996
     Deferred tax asset, net of
       valuation allowance of $0 in
       1997 and 1996                           $     -          $     -

     Deferred tax liabilty                     $ 2,127,600      $ 3,165,400

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


7.   NOTE RECEIVABLE

Note receivable has resulted from the sale of certain assets and are summarized as follows as of December 31:

                                                         1997        1996
     9% Contract For Deed, due in monthly
      installments of $248 including interest
      until September, 2002                          $  11,466    $  13,318

     Less Current Portion of Long-Term Receivables       2,026        1,854

     Long-Term Notes Receivable                      $   9,440    $  11,464

The above receivable is secured by property, the sale of which resulted in the receivable. In the event the receivables becomes uncollectible and the underlying collateral is completely worthless, the Company would incur a loss in the total amount of $11,466.


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



9.   COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2002. Rental expense for office space for the years ended December 31, 1997 and 1996, was $32,030 and $30,840, respectively. Annual rental commitments for the ensuing calendar years are as follows:

                   1998     1999     2000     2001     2002

                 $37,200  $38,400  $35,400  $32,400  $32,400

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


10.  DIVIDEND RESTRICTIONS

M Corp, the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid by First Montana Title Insurance Company (FMTIC), the parent company's lower tier subsidiary, are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 1997, substantially all retained earnings were subject to such restrictions. At December 31, 1997, FMTIC's statutory capital and surplus as regars policyholders amounted to $9,621,572.

11.  RELATED PARTY TRANSACTIONS

During 1996, a company affiliated with the Company through common stockholders repaid the Company $108,834 which had been advanced to the affiliated company. During 1996, the Company's parent company, GNI, Inc., repaid the Company $198,044 which had been advanced to it. No affiliated unconsolidated companies are indebted to the Company at December 31, 1997. During 1997, consolidated subsidiaries of the Company contributed assets in kind with a fair market value and a cost basis of $525,000 and $116,875, respectively, to a charitable foundation established by a controlling shareholder of the Company. The contribution in kind resulted in an income tax benefit to the Company in the approximate amount of $203,000. During 1996, consolidated subsidiaries of the Company contributed assets in kind with a fair market value and a cost basis of $125,375 and $27,877, respectively, to a charitable foundation established by a controlling shareholder of the Company. The contribution in kind resulted in an income tax benefit to the Company in the approximate amount of $51,000. Outstanding options to purchase 211,000 shares of the Company's common stock at the exercise price of five dollars per share were exercised during 1997 by a company controlled by the majority holders of the Company.

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


13. RECAPITALIZATION

During 1997, the Company adopted a plan whereby portion of retained earnings was capitalized as capital surplus. Adoption of the plan had no effect on total stockholders' equity.

                                M CORP

                      AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


14.  INVESTMENTS IN REAL ESTATE

The Company is the lessor of property under operating leases expiring in various years through 2001. Minimum future rentals to be received on non-cancelable leases as of December 31, 1997, for the ensuing calendar years are as follows:

             1998       1999

          $ 73,920   $ 77,280

The consolidated statements of income do not contain any contingent rental income. The Company's investments in real estate are shown in detail on the following page.

                                   M CORP
                        AND CONSOLIDATED SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


14. INVESTMENTS IN REAL ESTATE

                                     GROSS AMOUNT CARRIED
                      DATE             ON BALANCE SHEET          ACCUMULATED    AMOUNT OF
DESCRIPTION         ACQUIRED    LAND      BUILDINGS    TOTAL    DEPRECIATION  ENCUMBRANCE

December 31, 1997

Commercial Building
 Helena, Montana      1966    $  23,037  $  320,294  $  343,331  $  305,338    $     --

Apartment Complex
 Polson, Montana      1983       23,037     275,850     298,887     274,180    $     --

Apartment Complex
 Great Falls, Montana 1974       10,252     217,243     227,495     217,243    $     --

Rental Units          Var.        1,500   1,183,814   1,184,907     467,845    $     --

Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       27,108     147,800     174,908     146,119    $     --

                              $  84,527  $2,145,001  $2,229,528  $1,410,725    $     --


December 31, 1996:

Commercial Building
 Helena, Montana      1966    $  25,000  $  321,568  $  346,568  $  296,868    $     --

Apartment Complex
 Polson, Montana      1983       25,000     275,992     300,992     252,490    $     --

Apartment Complex
 Great Falls, Montana 1974       11,125     217,243     228,368     217,243    $     --

Rental Units          Var.        1,500   1,303,559   1,305,059     414,426    $     --

Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       32,089     147,944     180,033     135,803    $     --

                              $  94,714  $2,266,306  $2,361,020  $1,316,830    $     --


                                    M CORP
                         AND CONSOLIDATED SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued

15.   INFORMATION ON SEGMENTS OF BUSINESS

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

                        Sales to       Operating       Total      Depreciation     Capital
                    Outside Concerns   Profit (Loss)  Assets (Net)   Expense    Expenditures

Year Ended
 December 31, 1997

Financial Holding
   Company             $ 4,344,275    $ 3,716,728     $11,914,807      $   1,833      $    -
Title Insurance
   Operations            4,158,698      2,638,113      14,109,761         36,970         31,785

Rental Properties          582,492        397,062         796,269         84,399           -

Consolidated           $ 9,085,465    $ 6,751,903     $26,820,837      $ 123,202         31,785



Year Ended
 December 31, 1996

Financial Holding
   Company             $   618,449    $   437,334     $10,192,799      $   4,974      $    -

Title Insurance
   Operations            2,089,915        658,242      12,878,312         32,879         18,254

Rental Properties          566,407        202,652       1,013,466         79,271           -

Consolidated           $ 3,274,771    $ 1,289,228     $24,084,577      $ 117,124       $ 18,254

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

  Dividends of $.10 per share were paid in 1996 to all shareholders except those shareholders affiliated with the control group. A dividend of $.25 per share was declared on December 31, 1997, payable to shareholder's of record on December 31, 1997, to be paid on or before March 15, 1998. M Corp itself, without including the accounts of subsidiary companies, had only
  $36,446 cash available at December 31, 1997 with which to pay dividends.

  There are approximately 775 holders of record of the Company's common stock.

  A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                 M Corp
                             P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249

                                   21

