Form 10KSB, Exhibit 13
period 1998-12-31
M CORP
filed 1999-03-31
CIK 67715

M CORP

                              ANNUAL REPORT

                                   1998

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

Real Estate Investments - The Company owns rental properties through its majority-owned subsidiaries. The rental properties include one commercial building, two apartment complexes with a total of thirty-two units and several one to four unit residential properties. The Company's investments in real estate are set forth in Note 13 (Investments In Real Estate) of the Notes to Consolidated Financial Statements.


The Company operates in a competitive business environment and the Company is not dependent upon one or a few major customers. Information concerning the Company's industry segments is set forth in Note 14 (Information on Segments of Business) of the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Title insurance premiums and related fees increased $611,165 (36.0%) in 1998 as compared with 1997 due primarily to an increase in the real estate economies within which the Company operates. The Company believes that the increase in the real estate economies within which the Company operates was due in part to decreased mortgage interest rates.

Interest revenues increased $80,669 (12.0%) in 1998 as compared with 1997 due primarily to an increase in interest-bearing deposits.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                               ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued

Rent revenues increased $8,564 (1.5%) in 1998 as compared with 1997. The increase in rent revenues in 1998 as compared with 1997 was due primarily to an increase in rental rates.

Other income decreased $4,798,025 (78.3%) in 1998 as compared with 1997. During 1997 the Company recognized a gain on the merger of Security Bancorp with and into WesterFed Financial Corporation in the amount of $5,351,471. Pursuant to the terms of the merger the Company received cash in the amount of the gain recognized and approximately 275,000 shares of WesterFed Financial Corporation common stock. No such gains were realized during 1998. The gain recognized on the merger transaction was the primary reason for the decrease in other income in 1998 as compared with 1997 and is also the primary reason for the decrease in net income in 1998 as compared with 1997.

Salaries and other personnel costs increased $91,528 (9.8%) in 1998 as compared with 1997 due primarily to an increase in salary rates and an increase in the number of personnel employed in the Company's title insurance operations.

Other general and administrative expenses increased $268,063 (21.9%) in 1998 as compared with 1997. During 1998 consolidated subsidiaries of the Company made contributions of appreciated assets to a private foundation in the total fair value amount of approximately $751,417. The contributions resulted in an income tax benefit to the Company in the amount of approximately $271,000.

Income tax expense decreased $1,695,000 (73.5%) in 1998 as compared with 1997 due primarily to the decrease in pre-tax income.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                             FINANCIAL REPORT

                             DECEMBER 31, 1998





                                 CONTENTS




                                                                     PAGE

   AUDITOR'S REPORT                                                    4


   CONSOLIDATED FINANCIAL STATEMENTS

      Balance Sheets as of December 31, 1998 and 1997                 5-6

      Statements of Income and Comprehensive Income
       for the Years Ended
       December 31, 1998 and 1997                                      7

      Statements of Stockholders' Equity
       for the Years Ended
       December 31, 1998 and 1997                                      8

      Statements of Cash Flows for the Years
       Ended December 31, 1998 and 1997                               9-10

      Notes to Consolidated Financial Statements                     11-19


   OTHER INFORMATION                                                   20

                      Report of Independent Auditors



To The Board of Directors
M Corp
Great Falls, MT  59405


We have audited the accompanying consolidated balance sheets of M Corp and consolidated subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of M Corp and consolidated subsidiaries as of December 31, 1998 and 1997 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 19, 1999
Great Falls, Montana

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                              BALANCE SHEETS

                        DECEMBER 31, 1998 and 1997

ASSETS                                                1998           1997
Current Assets
  Cash (Note 3)                                   $17,931,372    $15,186,576
  Investment Securities (Note 4)                    1,699,672      2,032,576
  Trade Accounts Receivable, Less
    Allowance for Doubtful Accounts of
    $8,000 in 1998 and 1997                            77,155          3,521
  Current Portion of Long-Term
    Receivable (Note 8)                                  -             2,026
  Prepaid Expenses                                     28,300         26,900
  Income Tax Prepayments                                 -             9,309

        Total Current Assets                       19,736,499     17,260,908

Other Assets
  Noncurrent Investments (Note 4)                     105,000        105,000
  Other Investments (Note 4)                        5,478,054      8,417,116
  Note Receivable, Excluding
    Current Portion (Note 8)                             -             9,440

         Total Other Assets                         5,583,054      8,531,556

Investments In Property, Plant and
  Equipment, at Cost (Notes 1 and 13)
   Buildings                                        2,131,096      2,145,001
   Furniture, Fixtures and Equipment                  538,595        475,194

                                                    2,669,691      2,620,195
      Less Accumulated Depreciation                (1,985,682)    (1,877,462)
                                                      684,009        742,733

Title Plants                                          201,113        201,113
Land                                                   84,527         84,527

  Net Property, Plant and Equipment                   969,649      1,028,373

                                                  $26,289,202    $26,820,837


                 See Notes to Consolidated Financial Statements.

                                   M CORP

                        AND CONSOLIDATED SUBSIDIARIES

                               BALANCE SHEETS

                         DECEMBER 31, 1998 and 1997


                                                    1998              1997
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Accounts Payable                              $   169,735       $   115,633
 Accrued Liabilities (Note 5)                      136,194           131,470
 Dividends Payable                                 423,118           289,414
 Income Taxes Payable                               43,858              -
 Deferred Income Taxes (Notes 1 and 7)             167,000           280,200

    Total Current Liabilities                      939,905           816,717



Provision for Estimated Title and
 Escrow Losses (Note 9)                            970,494         1,005,612

Minority Interests in Consolidated
 Subsidiaries                                    2,264,242         2,292,081

Deferred Income Taxes (Notes 1 and 7)              654,800         1,847,400

Excess of Fair Value of Net Assets Acquired
 Over Cost (Note 1)                                 48,635            56,855

                                                 3,938,171         5,201,948

Commitments (Note 10)

Stockholders' Equity (Notes 1,4  and 11)
  Common Stock, $1.00 Par Value,
    5,000,000 shares authorized, 3,750,905
    shares issued in 1998 and 3,252,004
    shares issued in 1997                        3,750,905         3,262,004
Capital Surplus                                 16,267,463        15,778,562
Retained Earnings (Note 11)                      2,329,646         1,185,494
Accumulated Other
   Comprehensive Income (Note 4)                 1,429,456         2,942,456
Less: Cost of Common Shares in Treasury
      2,183,646 Shares in 1998 and 1997         (2,366,344)       (2,366,344)

   Total Stockholders' Equity                   21,411,126        20,802,172

                                               $26,289,202       $26,820,837


                See Notes to Consolidated Financial Statements.

                                 M CORP
                       AND CONSOLIDATED SUBSIDIARIES
              STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997


                                                    1998              1997
Revenue
 Title Insurance Premiums and Related Fees     $ 2,309,024       $ 1,697,859
 Interest                                          754,510           673,841
 Rent                                              591,056           582,492
 Other (Note 6)                                  1,333,248         6,131,273

                                                 4,987,838         9,085,465

Operating Expenses
 Salaries and Other Personnel Costs              1,029,842           938,314
 Depreciation                                      108,219           123,202
 Rent                                               42,490            35,284
 Title and Escrow Losses                            30,544            15,049
 Interest                                               34              -
 Other General and Administrative Expenses       1,489,776         1,221,713

                                                 2,700,905         2,333,562

         Operating Income                        2,286,933         6,751,903

Minority Share of Consolidated Subsidiaries
 Net (Income)                                     (140,463)         (373,696)

Income Before Income Taxes                       2,146,470         6,378,207

Income Taxes (Note 7)                             (610,000)       (2,305,000)

         Net Income                              1,536,470         4,073,207

Other Comprehensive Income (Loss),
   Net of Income Taxes:
   Unrealized Holding Gains (Losses):
   Gain (Loss) Arising During Year              (1,011,664)        1,567,637
   Reclassification Adjustment                    (501,336)       (2,912,453)

           Other Comprehensive Income (Loss)    (1,513,000)       (1,344,816)

           Comprehensive Income                $    23,470       $ 2,728,391



                See Notes to Consolidated Financial Statements.

                                      M CORP

                           AND CONSOLIDATED SUBSIDIARIES

                        STATEMENTS OF STOCKHOLDERS' EQUITY

                  FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997


                                                                   Accumulated
                                                                      Other
                             Common      Capital        Retained  Comprehensive      Treasury
                             Stock       Surplus        Earnings      Income           Stock        Total
Balances, January 1, 1997  $3,051,004   $ 9,934,562    $2,382,380   $4,287,272     $(2,366,344)   $17,288,874

Recapitalization                          5,000,000    (5,000,000)                                      -

Net Income                                              4,073,207                                   4,073,207

Dividends Paid                                           (270,093)                                   (270,093)

Exercise of Stock Options
   211,000 Shares             211,000       844,000                                                 1,055,000

Change in Net Unrealized
  Holding Gains                                                     (1,344,816)                    (1,344,816)

Balances, December
  31, 1997                  3,262,004    15,778,562     1,185,494    2,942,456      (2,366,344)    20,802,172

Net Income                                              1,536,470                                   1,536,470

Dividends Paid                                           (392,318)                                   (392,318)

Issuance of Common Stock
   488,901 Shares             488,901       488,901                                                   977,802

Change in Net Unrealized
   Holding Gains                                                    (1,513,000)                    (1,513,000)

Balances, December
  31, 1998                 $3,750,905   $16,267,463    $2,329,646   $1,429,456     $(2,366,344)   $21,411,126



                     See Notes to Consolidated Financial Statements.

                                     M CORP

                          AND CONSOLIDATED SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997

                           INCREASE (DECREASE) IN CASH


                                                       1998          1997
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                      $ 2,850,658   $ 2,352,199
 Cash Paid to Suppliers and Employees               (1,816,449)   (1,771,166)
 Interest and Dividends Received in Cash             1,025,055       951,942
 Cash Proceeds From Sales of Noncurrent Assets          13,905         6,994
 Interest Paid in Cash                                     (34)         -
 Income Taxes Paid in Cash                            (716,833)   (2,287,950)

Net Cash Provided (Used) By Operating Activities     1,356,302      (747,981)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Received on Principal of Notes Receivable         11,466         1,852
 Cash Purchases of Minority Interests                  (15,536)       (6,335)
 Capital Expenditures Paid in Cash                     (63,401)      (31,785)
 Cash Received on Dispositions of
  Current Investments                                  342,656        68,213
 Cash Received on Dispositions of
  Noncurrent Investments                               527,582     5,351,471
 Cash Purchases of Current Investments                (133,460)     (109,666)

Net Cash Provided By Investing Activities              669,307     5,273,750

CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends Paid in Cash                               (258,615)      (11,278)
 Issuance Of Common Stock For Cash                     977,802     1,055,000

Net Cash Provided By Financing Activities              719,187     1,043,722

     NET INCREASE IN CASH                            2,744,796     5,569,491

     CASH - BEGINNING OF YEAR                       15,186,576     9,617,085

     CASH - END OF YEAR                            $17,931,372   $15,186,576

                               (Continued)

                                  M CORP

                      AND CONSOLIDATED SUBSIDIARIES

                   STATEMENTS OF CASH FLOWS - Continued

               FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997

              RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
                           BY OPERATING ACTIVITIES



                                                     1998            1997

Net Income                                       $ 1,536,470     $ 4,073,207

Adjustments to Reconcile Net Income
to Net Cash Provided (Used)
By Operating Activities:
  Depreciation                                       108,219         123,202
  Provision for Doubtful Account Receivable            -              (3,825)
  Minority Share of Consolidated Subsidiaries
    Net Income                                       140,463         373,696
  Amortization of Deferred Credit                     (8,220)         (8,220)
  Net Book Value of Assets Sold                       13,905           6,994
  Contribution in Kind                               163,182         116,875
  Realized (Gains) on Dispositions
     of Investments                                 (439,559)     (5,395,369)

  Changes in Operating Assets and Liabilities
    (Increase) Decrease in Accounts Receivable       (73,634)         28,197
    (Increase) Decrease in Prepaid Expenses           (1,400)        (26,900)
    (Increase) Decrease in Income Tax Prepayments      9,309          17,050
    Increase (Decrease) in Payables and
       Accrued Liabilities                            23,709         (52,888)
    (Increase) in Deferred Income Taxe              (160,000)           -
    Increase (Decrease) in Income Taxes Payable       43,858            -

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES  $1,356,302      $ (747,981)


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

(g) Policy of Cash Equivalents

For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and money market accounts, all with original maturities of three months or less.

(h) Retirement Plans

The Company adopted an employees' savings plan under Section 401(k) of the Internal Revenue Code (the "Code") during 1998. The Company allows eligible employees to contribute the maximum percentage of their compensation allowed by the Code. The Company matches employee contributions in an amount equal to fifty percent of the first six percent of the employee's compensation up to a maximum of $1,080. Participants are at all times fully vested in their contributions and are gradually vested in the Company's contributions. The Company's 401(k) contributions and administrative costs were $8,423 for 1998.

(i)Reclassifications

Certain reclassifications have been made to the prior year amounts to make them comparable to the 1998 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.


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

As the Company's operations are conducted almost exclusively within the State of Montana, items and/or events affecting the economy within the State of Montana could adversely affect the Company and the Company's operations.

                                M CORP

                     AND CONSOLIDATED SUBSIDIARIES

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


3.CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1998, cash balances totaling $14,956,222 were uninsured by either the SIPC or the FDIC.


4.   INVESTMENT SECURITIES AND OTHER INVESTMENTS

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

                                                        1998         1997
    Current Assets
    Cost                                           $ 1,152,704   $ 1,374,728
    Gross Unrealized Holding Gains                     551,638       673,389
    Gross Unrealized Holding Losses                     (4,670)      (15,541)

    Fair Value                                     $ 1,699,672   $ 2,032,576

    Other (Noncurrent) Assets
    Cost                                           $ 3,385,128   $ 3,623,505
    Gross Unrealized Holding Gains                   2,092,926     4,793,611

    Fair Value                                     $ 5,478,054   $ 8,417,116

Realized gains and losses are determined on the basis of specific identification. During 1998 and 1997, sales proceeds and gross realized gains and losses were as follows:


                                                       1998          1997

    Sales Proceeds                                 $   870,238   $ 5,419,622
    Gross Realized Losses                          $    17,159   $     -
    Gross Realized Gains                           $   456,718   $ 5,395,368

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


4.  INVESTMENT SECURITIES AND OTHER INVESTMENTS - Continued

Stockholders' equity at December 31, 1998 has been increased by $1,429,456, the difference between the total net unrealized gain at December 31, 1998 and deferred income taxes and minority interests in the net unrealized gain. Other noncurrent investments totaling $105,000 at December 31, 1998 consist of certificates of deposit which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

5.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

                                                        1998          1997

    Property Taxes                                $    48,627   $    50,635
    Compensation                                       61,884        36,638
    Payroll Taxes                                        -           16,037
    Other                                              25,683        28,160

                                                  $   136,194   $   131,470

6.  OTHER INCOME

Other income consists of the following:

                                                        1998          1997

    Dividends                                     $   270,545   $   278,101
    Gain on Sales of Securities                       439,559     5,395,368
    Amortization of Deferred Credit                     8,220         8,220
    Gain on Contribution in Kind                      588,235       408,125
    Other                                              26,689        41,459

                                                  $ 1,333,248   $ 6,131,273

7.  INCOME TAXES

Income tax expense consists of the following:


                                                       1998          1997
      Federal and State Income Taxes
         Currently Payable                        $   770,000   $ 2,305,000
         Deferred                                    (160,000)        -

                                                  $   610,000   $ 2,305,000

                                 M CORP

                      AND CONSOLIDATED SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


7.  INCOME TAXES - Continued

The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for the differences are as follows:

                                                      1998           1997

    Computed "Expected" Tax Expense               $   729,800   $ 2,168,600
    Purchase Accounting Adjustments                    (2,800)       (4,600)
    Tax Exempt Income                                    -           (2,300)
    Special Dividends Received Deduction              (64,400)      (65,000)
    Minority Share of Consolidated
       Subsidiaries Income                             47,800       127,100
    Contribution At Fair Value                       (200,000)     (138,800)
    State Income Taxes                                 70,300       187,900
    Other                                              29,300        32,100

                                                  $   610,000   $ 2,305,000


Deferred income taxes result from timing differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these timing differences are as follows:

                                                      1998           1997
    Installment sales recognized for
      financial reporting purposes
      but not income tax purposes              $      -         $    (2,100)
    Allowance for doubtful accounts                  2,700            2,700
    Excess of income tax depreciation
      over financial reporting
      depreciation                                 (13,000)         (13,500)
    Contribution Deduction Carryover               157,400             -
    Unrealized Gains on Investments             (1,075,800)      (2,221,600)
    Excess of financial reporting
      reserves for title and escrow
      losses over income tax reporting
      for title and escrow losses                  106,900          106,900

                                               $  (821,800)     $(2,127,600)

                                 M CORP

                      AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


7.  INCOME TAXES - Continued

The amounts of deferred tax assets and liabilities as of December 31, are as follows:

                                                   1998             1997

     Deferred tax asset, net of
       valuation allowance of $0 in
       1998 and 1997                           $     -          $     -

     Deferred tax liabilty                     $   821,800      $ 2,127,600



8.   NOTE RECEIVABLE

Note receivable has resulted from the sale of certain assets and is summarized as follows as of December 31, 1997:

     9% Contract For Deed, due in monthly
      installments of $248 including interest
      until September, 2002                          $  11,466

     Less Current Portion of Long-Term Receivables       2,026

     Long-Term Notes Receivable                      $   9,440



9.   PROVISION FOR ESTIMATED TITLE AND ESCROW LOSSES

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

                               M CORP

                   AND CONSOLIDATED SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



10.   COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2002. Rental expense for office space for the years ended December 31, 1998 and 1997, was $39,204 and $32,030, respectively. Annual rental commitments for the ensuing calendar years are as follows:

                 1999     2000     2001     2002

               $38,400  $35,400  $32,400  $32,400


11.  DIVIDEND RESTRICTIONS

M Corp, the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid by First Montana Title Insurance Company (FMTIC), the parent company's lower tier subsidiary, are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 1998, substantially all retained earnings were subject to such restrictions. At December 31, 1998, FMTIC's statutory capital and surplus as regars policyholders amounted to $8,761,566.

12.  RELATED PARTY TRANSACTIONS

During 1998, consolidated subsidiaries of the Company contributed assets in kind with a fair market value and a cost basis of $751,417 and $163,182, respectively, to a charitable foundation established by a controlling shareholder of the Company. The contribution in kind resulted in an income tax benefit to the Company in the approximate amount of $271,000. During 1997, consolidated subsidiaries of the Company contributed assets in kind with a fair market value and a cost basis of $525,000 and $116,875, respectively, to a charitable foundation established by a controlling shareholder of the Company. The contribution in kind resulted in an income tax benefit to the Company in the approximate amount of $203,000. Outstanding options to purchase 211,000 shares of the Company's common stock at the exercise price of five dollars per share were exercised during 1997 by majority holders of the Company.


13.  INVESTMENTS IN REAL ESTATE

The Company is the lessor of property under operating leases expiring in various years through 1999. Minimum future rentals to be received on non-cancelable leases as of December 31, 1998, for the 1999 calendar year was $128,100. The consolidated statements of income do not contain any contingent rental income. The Company's investments in real estate are shown in detail on the following page.

                                   M CORP

                         AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



13. INVESTMENTS IN REAL ESTATE - Continued

                                     GROSS AMOUNT CARRIED
                      DATE             ON BALANCE SHEET          ACCUMULATED    AMOUNT OF
DESCRIPTION         ACQUIRED    LAND      BUILDINGS    TOTAL    DEPRECIATION  ENCUMBRANCE

December 31, 1998

Commercial Building
 Helena, Montana      1966    $  23,037  $  320,294  $  343,331  $  311,314    $     --

Apartment Complex
 Polson, Montana      1983       23,037     275,850     298,887     275,850    $     --

Apartment Complex
 Great Falls, Montana 1974       10,252     217,243     227,495     217,243    $     --

Other Rental Units    Var.        1,093   1,169,909   1,171,002     527,650    $     --

Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       27,108     147,800     174,908     147,436    $     --

                              $  84,527  $2,131,096  $2,215,623  $1,479,493    $     --


December 31, 1997:

Commercial Building
 Helena, Montana      1966    $  23,037  $  320,294  $  343,331  $  305,338    $     --

Apartment Complex
 Polson, Montana      1983       23,037     275,850     298,887     274,180    $     --

Apartment Complex
 Great Falls, Montana 1974       10,252     217,243     227,495     217,243    $     --

Other Rental Units    Var.        1,093   1,183,814   1,184,907     467,845    $     --

Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       27,108     147,800     174,908     146,119    $     --

                              $  84,527  $2,145,001  $2,229,528  $1,410,725    $     --


                                    M CORP
                         AND CONSOLIDATED SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued

14.   INFORMATION ON SEGMENTS OF BUSINESS

The Company's operations are classified into three reportable segments that provide different products or services. The Company's reportable segments, the title insurance business, ownership and rental of properties and financial holding company are managed separately because of their differing operations, customers and requirements. The Company's accounting policies for segments are the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before income taxes. Substantially all of the Company's business is conducted within the state of Montana.


                       Sales to                       Segment          Total Net                      Expenditures
                        Outside         Interest     Operating           Segment      Depreciation     For Segment
                       Concerns         Revenues       Profit            Assets         Expense          Assets
Year Ended
 December 31, 1998

Financial Holding
   Company             $   650,639    $   387,754  $    472,943     $ 12,148,486       $      841        $     632

Title Insurance
   Operations            2,991,633        366,756     1,572,935       13,369,296           39,727           62,769

Rental Properties          591,056           -          241,055          771,420           67,651              -

Consolidated           $ 4,233,328    $   754,510   $ 2,286,933     $ 26,289,202       $  108,219           63,401



Year Ended
 December 31, 1997

Financial Holding
   Company             $ 4,013,651    $   330,624   $ 3,716,728     $ 11,914,807       $    1,833        $     -

Title Insurance
   Operations            3,805,481        353,217     2,638,113       14,109,761           36,970           31,785

Rental Properties          582,492           -          397,062          796,269           84,399              -

Consolidated           $ 8,401,624    $   683,841   $ 6,751,903     $ 26,820,837       $  123,202           31,785

                                   19

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

  A dividend of $.25 per share was declared on December 30, 1998, payable to shareholder's of record on December 31, 1998, to be paid on or before March 15, 1999. A dividend of $.25 per share was declared on December 31, 1997, payable to shareholder's of record on December 31, 1997, to be paid on or before March 15, 1998.

  There are approximately 750 holders of record of the Company's common stock.

  A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                    M Corp
                                 P.O. Box 2249
                            110 Second Street South
                          Great Falls, MT  59403-2249

                                     20

