Form 10KSB, Exhibit 13
period 1999-12-31
M CORP
filed 2000-03-30
CIK 67715

M CORP

                              ANNUAL REPORT

                                   1999

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

Real Estate Investments - The Company owns rental properties through its majority-owned subsidiaries. The rental properties include one commercial building, two apartment complexes with a total of thirty-three units and several one to four unit residential properties. The Company's investments in real estate are set forth in Note 13 (Investments In Real Estate) of the Notes to Consolidated Financial Statements.


The Company operates in a competitive business environment. The Company is not dependent upon one or a few major customers. Information concerning the Company's industry segments is set forth in Note 14 (Information on Segments of Business) of the Notes to Consolidated Financial Statements.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Title insurance premiums and related fees decreased $579,688 (25.1%) in 1999 as compared with 1998 due primarily to a decrease in revenues of one of the Company's consolidated subsidiaries resulting from the pirating of key employees by the competition in a manner which the Company considers unfair.

Interest revenues increased $45,529 (6.0%) in 1999 as compared with 1998 due primarily to an increase in interest-bearing deposits.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                               ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued


Rent revenues increased $10,236 (1.7%) in 1999 as compared with 1998. The increase in rent revenues in 1999 as compared with 1998 was due primarily to an decrease in vacancies.

Other income decreased $952,844 (71.5%) in 1999 as compared with 1998. During 1998 the Company recognized net gains on the disposition of investments in the total amount of $1,027,794 whereas such gains recognized during 1999 amounted to $68,206. The decrease in gains recognized on the disposition of investments from 1998 to 1999 was the primary reason for the decrease in other income in 1999 as compared with 1998.

Salaries and other personnel costs increased $81,357 (8.0%) in 1999 as compared with 1998 due primarily to an increase in salary rates and an increase in the number of personnel employed in the Company's operations.

Other general and administrative expenses decreased $740,538 (49.7%) in 1999 as compared with 1998. During 1998 the Company made contributions of appreciated assets to a private foundation in the total fair value amount of approximately $751,417. The contributions resulted in an income tax benefit to the Company in the amount of approximately $271,000 for 1998. No such contributions were made during 1999.

Transactions with the Company's parent company and other affiliates are disclosed in Note 9, Related Party Transactions, of the Notes to
Consolidated Financial Statements.

Income tax expense decreased $120,900 (23.2%) in 1999 as compared with 1998 due primarily to the decrease in pre-tax income.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                             FINANCIAL REPORT

                             DECEMBER 31, 1999





                                 CONTENTS




                                                                     PAGE

   AUDITOR'S REPORT                                                    4


   CONSOLIDATED FINANCIAL STATEMENTS

      Balance Sheets as of December 31, 1999 and 1998                 5-6

      Statements of Income and Comprehensive Income
       for the Years Ended
       December 31, 1999 and 1998                                      7

      Statements of Stockholders' Equity
       for the Years Ended
       December 31, 1999 and 1998                                      8

      Statements of Cash Flows for the Years
       Ended December 31, 1999 and 1998                               9-10

      Notes to Consolidated Financial Statements                     11-19


   OTHER INFORMATION                                                   20

                      Report of Independent Auditors



To The Board of Directors
M Corp
Great Falls, MT  59405


We have audited the accompanying consolidated balance sheets of M Corp and consolidated subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of M Corp and consolidated subsidiaries as of December 31, 1999 and 1998 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 27, 2000
Great Falls, Montana

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                              BALANCE SHEETS

                        DECEMBER 31, 1999 and 1998

ASSETS                                                1999           1998
Current Assets
  Cash (Note 3)                                   $18,106,054    $17,931,372
  Investment Securities (Note 4)                    1,671,238      1,699,672
  Trade Accounts Receivable, Less
    Allowance for Doubtful Accounts of
    $17,500 in 1999 and $8,000 in 1998                 69,940         77,155
  Prepaid Expenses                                     40,600         28,300
  Income Tax Prepayments                              272,942           -

        Total Current Assets                       20,160,774     19,736,499

Other Assets
  Noncurrent Investments (Note 4)                     105,000        105,000
  Other Investments (Note 4)                        4,613,891      5,478,054

         Total Other Assets                         4,718,891      5,583,054

Investments In Property, Plant and
  Equipment, at Cost (Notes 1 and 13)
   Buildings                                        2,160,146      2,131,096
   Furniture, Fixtures and Equipment                  561,705        538,595

                                                    2,721,851      2,669,691
      Less Accumulated Depreciation                (1,975,398)    (1,985,682)
                                                      746,453        684,009

Title Plants                                          201,113        201,113
Land                                                   83,434         84,527

  Net Property, Plant and Equipment                 1,031,000        969,649

                                                  $25,910,665    $26,289,202


                 See Notes to Consolidated Financial Statements.

                                     M CORP

                          AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS

                           DECEMBER 31, 1999 and 1998


                                                    1999              1998
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Accounts Payable                              $   117,505       $   169,735
 Accrued Liabilities (Note 5)                      125,511           136,194
 Dividends Payable                                 194,223           423,118
 Income Taxes Payable                                 -               43,858
 Deferred Income Taxes (Notes 1 and 7)             244,500           167,000

    Total Current Liabilities                      681,739           939,905



Provision for Estimated Title and
 Escrow Losses (Note 8)                            923,531           970,494

Minority Interests in Consolidated
 Subsidiaries                                    2,274,104         2,264,242

Deferred Income Taxes (Notes 1 and 7)              273,700           654,800

Excess of Fair Value of Net Assets Acquired
 Over Cost (Note 1)                                 40,415            48,635

                                                 3,511,750         3,938,171

Commitments (Note 9)

Stockholders' Equity (Notes 1, 4, 10  and 11)
  Common Stock, $1.00 Par Value,
    5,000,000 shares authorized, 3,750,295
    shares issued in 1999 and 3,750,905
    shares issued in 1998                        3,750,295         3,750,905
  Capital Surplus                               18,266,853        16,267,463
  Retained Earnings (Note 10)                    1,106,197         2,329,646
  Accumulated Other
     Comprehensive Income (Note 4)                 969,175         1,429,456
  Less: Cost of Common Shares in Treasury
        2,184,546 Shares in 1999 and
        2,183,646 Shares in 1998                (2,375,344)       (2,366,344)

   Total Stockholders' Equity                   21,717,176        21,411,126

                                               $25,910,665       $26,289,202


                See Notes to Consolidated Financial Statements.

                                 M CORP
                       AND CONSOLIDATED SUBSIDIARIES
              STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998


                                                    1999              1998
Revenue
 Title Insurance Premiums and Related Fees     $ 1,729,336       $ 2,309,024
 Interest                                          800,039           754,510
 Rent                                              601,292           591,056
 Other (Note 6)                                    380,404         1,333,248

                                                 3,511,071         4,987,838

Operating Expenses
 Salaries and Other Personnel Costs              1,111,199         1,029,842
 Depreciation                                      111,145           108,219
 Rent                                               50,691            42,490
 Title and Escrow Losses                             4,129            30,544
 Interest                                               12                34
 Other General and Administrative Expenses         749,238         1,489,776

                                                 2,026,414         2,700,905

         Operating Income                        1,484,657         2,286,933

Minority Share of Consolidated Subsidiaries
 Net (Income)                                      (61,376)         (140,463)

Income Before Income Taxes                       1,423,281         2,146,470

Income Taxes (Note 7)                             (490,000)         (610,000)

         Net Income                                933,281         1,536,470

Other Comprehensive Income (Loss),
   Net of Income Taxes:
   Unrealized Holding Gains (Losses):
   Gain (Loss) Arising During Year                (464,709)       (1,011,664)
   Reclassification Adjustment                       4,428          (501,336)

           Other Comprehensive Income (Loss)      (460,281)       (1,513,000)

           Comprehensive Income                $   473,000       $    23,470



                See Notes to Consolidated Financial Statements.

                                      M CORP

                           AND CONSOLIDATED SUBSIDIARIES

                        STATEMENTS OF STOCKHOLDERS' EQUITY

                  FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998


                                                                   Accumulated
                                                                      Other
                             Common      Capital        Retained  Comprehensive      Treasury
                             Stock       Surplus        Earnings      Income           Stock        Total

Balances, January 1, 1998  $3,262,004   $15,778,562    $1,185,494   $2,942,456     $(2,366,344)   $20,802,172

Net Income                                              1,536,470                                   1,536,470

Dividends Paid                                           (392,318)                                   (392,318)

Issuance of Common Stock
   488,901 Shares             488,901       488,901                                                   977,802

Change in Net Unrealized
  Holding Gains                                                     (1,513,000)                    (1,513,000)

Balances, December
  31, 1998                  3,750,905    16,267,463     2,329,646    1,429,456      (2,366,344)    21,411,126

Net Income                                                933,281                                     933,281

Purchase Treasury Stock                                                                 (9,000)        (9,000)

Dividends Paid                                           (156,730)                                   (156,730)

Rescission of Capital
   Stock Issuance                (610)         (610)                                                   (1,220)

Recapitalization (Note 11)                2,000,000    (2,000,000)                                       -

Change in Net Unrealized
   Holding Gains                                                      (460,218)                      (460,281)

Balances, December
  31, 1999                 $3,750,295   $18,266,853    $1,106,197   $  969,175     $(2,375,344)   $21,717,176



                     See Notes to Consolidated Financial Statements.

                                     M CORP

                          AND CONSOLIDATED SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998

                           INCREASE (DECREASE) IN CASH


                                                       1999          1998
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                      $ 2,309,349   $ 2,850,658
 Cash Paid to Suppliers and Employees               (2,008,939)   (1,816,449)
 Interest and Dividends Received in Cash             1,055,360     1,025,055
 Cash Proceeds From Sales of Noncurrent Assets          49,750        13,905
 Interest Paid in Cash                                     (12)          (34)
 Income Taxes Paid in Cash                            (761,800)     (716,833)

Net Cash Provided By Operating Activities              643,708     1,356,302

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Received on Principal of Notes Receivable           -           11,466
 Cash Purchases of Minority Interests                   (4,851)      (15,536)
 Capital Expenditures Paid in Cash                    (173,590)      (63,401)
 Cash Received on Dispositions of
  Current Investments                                  200,243       342,656
 Cash Received on Dispositions of
  Noncurrent Investments                                  -          527,582
 Cash Purchases of Current Investments                 (94,983)     (133,460)

Net Cash Provided (Used) By Investing Activities       (73,181)      669,307

CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends Paid in Cash                               (385,625)     (258,615)
 Purchase Treasury Stock                                (9,000)         -
 Rescission of Common Stock Issuance                    (1,220)         -
 Issuance Of Common Stock For Cash                        -          977,802

Net Cash Provided (Used) By Financing Activities      (395,845)      719,187

     NET INCREASE IN CASH                              174,682     2,744,796

     CASH - BEGINNING OF YEAR                       17,931,372    15,186,576

     CASH - END OF YEAR                            $18,106,054   $17,931,372

                                   (Continued)

                                     M CORP

                         AND CONSOLIDATED SUBSIDIARIES

                      STATEMENTS OF CASH FLOWS - Continued

                 FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998

                RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
                            BY OPERATING ACTIVITIES



                                                     1999            1998

Net Income                                       $   933,281     $ 1,536,470

Adjustments to Reconcile Net Income
to Net Cash Provided by Operating Activities:
  Depreciation                                       111,145         108,219
  Provision for Doubtful Account Receivable           27,349            -
  Minority Share of Consolidated Subsidiaries
    Net Income                                        61,376         140,463
  Amortization of Deferred Credit                     (8,220)         (8,220)
  Net Book Value of Assets Sold                        1,093          13,905
  Contribution in Kind                                  -            163,182
  Realized (Gains) on Dispositions
     of Investments                                  (68,206)       (439,559)

  Changes in Operating Assets and Liabilities
    (Increase) in Accounts Receivable                (20,134)        (73,634)
    (Increase) in Prepaid Expenses                   (12,300)         (1,400)
    (Increase) Decrease in Income Tax Prepayments   (272,942)          9,309
    Increase (Decrease) in Payables and
       Accrued Liabilities                          (109,876)         23,709
    (Increase) Decrease in Deferred Income Taxes      45,000        (160,000)
    Increase (Decrease) in Income Taxes Payable      (43,858)         43,858

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES  $  643,708      $1,356,302


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

(h) Retirement Plans

The Company adopted an employees' savings plan under Section 401(k) of the Internal Revenue Code (the "Code") during 1998. The Company allows eligible employees to contribute the maximum percentage of their compensation allowed by the Code. The Company matches employee contributions in an amount equal to fifty percent of the first six percent of the employee's compensation up to a maximum of $1,080. Participants are at all times fully vested in their contributions and are gradually vested in the Company's contributions. The Company's 401(k) contributions and administrative costs were $9,918 and $8,423 for 1999 and 1998, respectively.

(i)Reclassifications

Certain reclassifications have been made to the prior year amounts to make them comparable to the 1999 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.


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

                                M CORP

                     AND CONSOLIDATED SUBSIDIARIES

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


2.  NATURE OF OPERATIONS, RISKS AND UNCERTAINTIES - Continued

As the Company's operations are conducted almost exclusively within the State of Montana, items and/or events affecting the economy within the State of Montana could adversely affect the Company and the Company's operations.


3.   CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1999, cash balances totaling $15,581,834 were uninsured by either the SIPC or the FDIC.


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

                                                        1999         1998
    Current Assets
    Cost                                           $ 1,115,651   $ 1,152,704
    Gross Unrealized Holding Gains                     558,426       551,638
    Gross Unrealized Holding Losses                     (2,839)       (4,670)

    Fair Value                                     $ 1,671,238   $ 1,699,672

    Other (Noncurrent) Assets
    Cost                                           $ 3,385,128   $ 3,385,128
    Gross Unrealized Holding Gains                   1,228,763     2,092,926

    Fair Value                                     $ 4,613,891   $ 5,478,054

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


4.  INVESTMENT SECURITIES AND OTHER INVESTMENTS - Continued



Realized gains and losses are determined on the basis of specific identification. During 1999 and 1998, sales proceeds and gross realized gains and losses were as follows:


                                                   1999            1998

Sales Proceeds                                $   200,243     $   870,238

Gross Realized Losses                         $     8,099     $    17,159

Gross Realized Gains                          $    76,305     $   456,718



Stockholders' equity at December 31, 1999 has been increased by $969,175, the difference between the total net unrealized gain at December 31, 1999 and deferred income taxes and minority interests in the net unrealized gain. Other noncurrent investments totaling $105,000 at December 31, 1999 consist of certificates of deposit which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

5.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

                                                        1999          1998

    Property Taxes                                $    44,479   $    48,627
    Compensation                                       53,763        61,884
    Payroll Taxes                                       2,731          -
    Other                                              24,538        25,683

                                                  $   125,511   $   136,194


6.  OTHER INCOME

Other income consists of the following:

                                                        1999          1998

    Dividends                                     $   255,321   $   270,545
    Gain on Sales of Securities                        68,206       439,559
    Gain on Sale of Real Property                      48,657          -
    Amortization of Deferred Credit                     8,220         8,220
    Gain on Contribution in Kind                         -          588,235
    Other                                                -           26,689

                                                  $   380,404   $ 1,333,248

                                   M CORP

                        AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


7.  INCOME TAXES

Income tax expense consists of the following:

                                                      1999           1998

Currently Payable                                 $   445,000   $   770,000

Deferred                                               45,000      (160,000)

                                                  $   490,000   $   610,000




The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for the differences are as follows:

                                                      1999           1998

    Computed "Expected" Tax Expense               $   483,900   $   729,800
    Purchase Accounting Adjustments                    (4,600)       (2,800)
    Special Dividends Received Deduction              (60,800)      (64,400)
    Minority Share of Consolidated
       Subsidiaries Income                             20,900        47,800
    Contribution At Fair Value                           -         (200,000)
    State Income Taxes                                 45,500        70,300
    Other                                               5,100        29,300

                                                  $   490,000   $   610,000


Deferred income taxes result from timing differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these timing differences are as follows:

                                                      1999           1998

    Allowance for doubtful accounts               $     6,000   $     2,700
    Excess of income tax depreciation
      over financial reporting
      depreciation                                    (14,900)      (13,000)
    Contribution Deduction Carryover                  111,000       157,400
    Unrealized Gains on Investments                  (727,200)   (1,075,800)
    Excess of financial reporting
      reserves for title and escrow
      losses over income tax reporting
      for title and escrow losses                     106,900       106,900

                                                  $  (518,200)  $  (821,800)

                                    M CORP

                         AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


7.  INCOME TAXES - Continued

The amounts of deferred tax assets and liabilities as of December 31, are as follows:

                                                   1999             1998

     Deferred tax asset, net of
       valuation allowance of $0 in
       1999 and 1998                           $     -          $     -

     Deferred tax liabilty                     $   518,200      $   821,800



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



9.   COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2002.
Rental expense for office space for the years ended December 31, 1999 and 1998, was $45,690 and $39,204, respectively. Annual rental commitments for the ensuing calendar years are as follows: calendar year 2000 - $41,400, calendar year 2001 - $38,400 and calendar year 2002 - $38,400.

                                M CORP

                     AND CONSOLIDATED SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



10.  DIVIDEND RESTRICTIONS

M Corp, the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid by First Montana Title Insurance Company (FMTIC), the parent company's lower tier subsidiary, are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 1999, substantially all retained earnings were subject to such restrictions. At December 31, 1999, FMTIC's statutory capital and surplus as regards policyholders amounted to $8,938,691.



11. RECAPITALIZATION

During 1999, the Company adopted a plan whereby a portion of retained earnings was capitalized as capital surplus. Adoption of the plan had no effect on total stockholders' equity.




12.  RELATED PARTY TRANSACTIONS

During 1998, consolidated subsidiaries of the Company contributed assets in kind with a fair market value and a cost basis of $751,417 and $163,182, respectively, to a charitable foundation established by a controlling shareholder of the Company. The contribution in kind resulted in an income tax benefit to the Company in the approximate amount of $271,000.


13.  INVESTMENTS IN REAL ESTATE

The Company is the lessor of property under operating leases expiring in various years through 1999. Minimum future rentals to be received on non-cancelable leases as of December 31, 1999, for the 2000 calendar year was $79,632. The consolidated statements of income do not contain any contingent rental income. The Company's investments in real estate are shown in detail on the following page.

                                   M CORP

                         AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



13. INVESTMENTS IN REAL ESTATE - Continued

                                     GROSS AMOUNT CARRIED
                      DATE             ON BALANCE SHEET          ACCUMULATED    AMOUNT OF
DESCRIPTION         ACQUIRED    LAND      BUILDINGS    TOTAL    DEPRECIATION  ENCUMBRANCE

December 31, 1999

Commercial Building
 Helena, Montana      1966    $  23,037  $  320,294  $  343,331  $  317,290    $     --

Apartment Complex
 Polson, Montana      1983       23,037     299,850     322,887     285,256    $     --

Apartment Complex
 Great Falls, Montana 1974       10,252     217,243     227,495     217,243    $     --

Other Rental Units    Var.         -      1,162,959   1,162,959     522,791    $     --

Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       27,108     159,800     186,908     148,015    $     --

                              $  83,434  $2,160,146  $2,243,580  $1,490,595    $     --


December 31, 1998:

Commercial Building
 Helena, Montana      1966    $  23,037  $  320,294  $  343,331  $  311,314    $     --

Apartment Complex
 Polson, Montana      1983       23,037     275,850     298,887     275,850    $     --

Apartment Complex
 Great Falls, Montana 1974       10,252     217,243     227,495     217,243    $     --

Other Rental Units    Var.        1,093   1,169,909   1,171,002     527,650    $     --

Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       27,108     147,800     174,908     147,436    $     --

                              $  84,527  $2,131,096  $2,215,623  $1,479,493    $     --


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


                       Sales to                       Segment          Total Net                      Expenditures
                        Outside         Interest     Operating           Segment      Depreciation     For Segment
                       Concerns         Revenues       Profit            Assets         Expense          Assets
Year Ended
 December 31, 1999

Financial Holding
   Company             $   416,097    $   152,996  $    544,440     $ 11,444,536       $    1,734        $  17,860

Title Insurance
   Operations            1,892,390        448,296       651,367       13,655,312           42,600           49,783

Rental Properties          601,292           -          288,850          810,817           66,811          105,947

Consolidated           $ 2,909,779    $   601,292   $ 1,484,657     $ 25,910,665       $  111,145        $ 173,590



Year Ended
 December 31, 1998

Financial Holding
   Company             $   650,639    $   387,754   $   472,943     $ 12,148,486       $      841        $     632

Title Insurance
   Operations            2,991,633        366,756     1,572,935       13,369,296           39,727           62,769

Rental Properties          591,056           -          241,055          771,420           67,651              -

Consolidated           $ 4,233,328    $   754,510   $ 2,286,933     $ 26,289,202       $  108,219        $  63,401


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


   A. M. McCann                 Investor
   Director                     Clearwater, Florida





                              MARKET INFORMATION


  The Company's common stock is not traded on any securities exchange, nor are there records kept of any quotations by securities dealers or the National Quotation Bureau, Inc. To the best knowledge of the Company, bid and asked quotations for the Company's common stock are not reported in any newspapers.

  A dividend of $.10 per share was declared on December 29, 1999, payable to shareholder's of record on December 31, 1999 to be paid on or before March 15, 2000. A dividend of $.25 per share was declared on December 30, 1998, payable to shareholder's of record on December 31, 1998, to be paid on or before March 15, 1999.

  There are approximately 740 holders of record of the Company's common stock.

  A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                    M Corp
                                 P.O. Box 2249
                            110 Second Street South
                          Great Falls, MT  59403-2249