Form 10KSB, Exhibit 13
period 2000-12-31
M CORP
filed 2001-04-17
CIK 67715

M CORP

                              ANNUAL REPORT

                                   2000

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

Title insurance premiums and related fees decreased $373,771 (21.6%) in 2000 as compared with 1999 due to a general decrease in the real estate economies within which the Company operates and a decrease in revenues of one of the Company's consolidated subsidiaries resulting from the pirating of key employees by the competition.

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                               ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued


Interest revenues increased $221,986 (27.7%) in 2000 as compared with 1999 due primarily to an increase in interest-bearing deposits and an increase in interest rates earned on such deposits.

Rent revenues decreased $53,576 (8.9%) in 2000 as compared with 1999 due primarily to an increase in vacancies.

Other income decreased $60,237 (15.8%) in 2000 as compared with 1999. During 1999 the Company recognized net gains on the disposition of investments in the total amount of $68,206 whereas such gains recognized during 2000 amounted to $40,606. The decrease in gains recognized on the disposition of investments from 1999 to 2000 was the primary reason for the decrease in other income in 2000 as compared with 1999.

Salaries and other personnel costs decreased $163,559 (14.7%) in 2000 as compared with 1999 due primarily to an decrease in the number of personnel employed in the Company's operations.

The provision for depreciation increased $13,800 (12.4%) in 2000 as compared with 1999 due primarily to property acquisitions during the last half of 1999 and during 2000.

Income tax expense decreased $51,000 (10.4%) in 2000 as compared with 1999 due primarily to the decrease in pre-tax income.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                                   M CORP

                        AND CONSOLIDATED SUBSIDIARIES

                              FINANCIAL REPORT

                              DECEMBER 31, 2000





                                 CONTENTS




                                                                     PAGE

   AUDITOR'S REPORT                                                    4


   CONSOLIDATED FINANCIAL STATEMENTS

      Balance Sheets as of December 31, 2000 and 1999                 5-6

      Statements of Income and Comprehensive Income
       for the Years Ended
       December 31, 2000 and 1999                                      7

      Statements of Stockholders' Equity
       for the Years Ended
       December 31, 2000 and 1999                                      8

      Statements of Cash Flows for the Years
       Ended December 31, 2000 and 1999                               9-10

      Notes to Consolidated Financial Statements                     11-18


   OTHER INFORMATION                                                   19

                      Report of Independent Auditors



To The Board of Directors
M Corp
Great Falls, MT  59405


We have audited the accompanying consolidated balance sheets of M Corp and consolidated subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of M Corp and consolidated subsidiaries as of December 31, 2000 and 1999 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 16, 2001
Great Falls, Montana

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

                              BALANCE SHEETS

                        DECEMBER 31, 2000 and 1999

ASSETS                                                2000           1999
Current Assets
  Cash (Note 3)                                   $19,143,153    $18,106,054
  Investment Securities (Note 4)                    1,536,755      1,671,238
  Trade Accounts Receivable, Less
    Allowance for Doubtful Accounts of
    $16,500 in 2000 and $17,500 in 1999                48,211         69,940
  Prepaid Expenses                                     45,100         40,600
  Income Tax Prepayments                               17,492        272,942

        Total Current Assets                       20,790,711     20,160,774

Other Assets
  Noncurrent Investments (Note 4)                     105,000        105,000
  Other Investments (Note 4)                        6,366,705      4,613,891

         Total Other Assets                         6,471,705      4,718,891

Investments In Property, Plant and
  Equipment, at Cost (Notes 1 and 13)
   Buildings                                        2,172,467      2,160,146
   Furniture, Fixtures and Equipment                  524,066        561,705

                                                    2,696,533      2,721,851
      Less Accumulated Depreciation                (2,035,013)    (1,975,398)
                                                      671,520        746,453

Title Plants                                          201,113        201,113
Land                                                   83,434         83,434

  Net Property, Plant and Equipment                   946,067      1,031,000

                                                  $28,208,483    $25,910,665


                 See Notes to Consolidated Financial Statements.

                                     M CORP

                          AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS

                           DECEMBER 31, 2000 and 1999


                                                    2000              1999
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Accounts Payable                              $   144,700       $   117,505
 Accrued Liabilities (Note 5)                      115,472           125,511
 Dividends Payable                                  54,415           194,223
 Deferred Income Taxes (Notes 1 and 7)             167,900           244,500

    Total Current Liabilities                      482,487           681,739



Provision for Estimated Title and
 Escrow Losses (Note 8)                            883,067           923,531

Minority Interests in Consolidated
 Subsidiaries                                    2,391,904         2,274,104

Deferred Income Taxes (Notes 1 and 7)            1,031,600           273,700

Excess of Fair Value of Net Assets Acquired
 Over Cost (Note 1)                                 32,195            40,415

                                                 4,338,766         3,511,750

Commitments (Note 9)

Stockholders' Equity (Notes 1, 4, 10  and 11)
  Common Stock, $1.00 Par Value,
    5,000,000 shares authorized,
    3,750,295 shares issued                      3,750,295         3,750,295
  Capital Surplus                               19,266,853        18,266,853
  Retained Earnings (Note 10)                      931,827         1,106,197
  Accumulated Other
     Comprehensive Income (Note 4)               1,822,789           969,175
  Less: Cost of Common Shares in Treasury
        2,185,495 Shares in 2000 and
        2,184,546 Shares in 1999                (2,384,534)       (2,375,344)

   Total Stockholders' Equity                   23,387,230        21,717,176

                                               $28,208,483       $25,910,665


                See Notes to Consolidated Financial Statements.

                                 M CORP

                       AND CONSOLIDATED SUBSIDIARIES

              STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                                                    2000              1999
Revenue
 Title Insurance Premiums and Related Fees     $ 1,355,565       $ 1,729,336
 Interest                                        1,022,025           800,039
 Rent                                              547,716           601,292
 Other (Note 6)                                    320,167           380,404

                                                 3,245,473         3,511,071

Operating Expenses
 Salaries and Other Personnel Costs                947,640         1,111,199
 Depreciation                                      124,945           111,145
 Rent                                               50,643            50,691
 Title and Escrow Losses                             3,815             4,129
 Interest                                             -                   12
 Other General and Administrative Expenses         784,078           749,238

                                                 1,911,121         2,026,414

         Operating Income                        1,334,352         1,484,657

Minority Share of Consolidated Subsidiaries
 Net (Income)                                      (52,765)          (61,376)

Income Before Income Taxes                       1,281,587         1,423,281

Income Taxes (Note 7)                             (439,000)         (490,000)

         Net Income                                842,587           933,281

Other Comprehensive Income (Loss),
   Net of Income Taxes:
   Unrealized Holding Gains (Losses):
   Gain (Loss) Arising During Year                 843,597          (464,709)
   Reclassification Adjustment                      10,017             4,428

           Other Comprehensive Income (Loss)       853,614          (460,281)

           Comprehensive Income                $ 1,696,201       $   473,000



                See Notes to Consolidated Financial Statements.

                                      M CORP

                           AND CONSOLIDATED SUBSIDIARIES

                        STATEMENTS OF STOCKHOLDERS' EQUITY

                  FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                                                                   Accumulated
                                                                      Other
                             Common      Capital        Retained  Comprehensive      Treasury
                             Stock       Surplus        Earnings      Income           Stock        Total

Balances, January 1, 1999  $3,750,905   $16,267,463    $2,329,646   $1,429,456     $(2,366,344)   $21,411,126

Net Income                                                933,281                                     933,281

Purchase Treasury Stock                                                                 (9,000)        (9,000)

Dividends Paid                                           (156,730)                                   (156,730)

Rescission of Capital
   Stock Issuance                (610)         (610)                                                   (1,220)

Recapitalization (Note 11)                2,000,000    (2,000,000)

Change in Net Unrealized
  Holding Gains                                                       (460,281)                      (460,281)

Balances, December
  31, 1999                  3,750,295    18,266,853     1,106,197      969,175      (2,375,344)    21,717,176

Net Income                                                842,587                                     842,587

Purchase Treasury Stock                                                                 (9,190)        (9,190)

Dividends Paid                                            (16,957)                                    (16,957)

Recapitalization (Note 11)                1,000,000    (1,000,000)

Change in Net Unrealized
   Holding Gains                                                       853,614                        853,614

Balances, December
  31, 2000                 $3,750,295   $19,266,853    $  931,827   $1,822,789     $(2,384,534)   $23,387,230



                     See Notes to Consolidated Financial Statements.

                                     M CORP

                          AND CONSOLIDATED SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999

                           INCREASE (DECREASE) IN CASH


                                                       2000          1999
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                      $ 1,923,888   $ 2,309,349
 Cash Paid to Suppliers and Employees               (1,812,862)   (2,008,939)
 Interest and Dividends Received in Cash             1,293,367     1,055,360
 Cash Proceeds From Sales of Noncurrent Assets            -           49,750
 Interest Paid in Cash                                    -              (12)
 Income Taxes Paid in Cash                            (137,550)     (761,800)

Net Cash Provided By Operating Activities            1,266,843       643,708

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Sales and Redemptions
    of Property, Plant and Equipment                     4,990          -
 Cash Purchases of Minority Interests                   (5,229)       (4,851)
 Capital Expenditures Paid in Cash                     (45,002)     (173,590)
 Cash Received on Dispositions of
  Current Investments                                  137,056       200,243
 Cash Purchases of Current Investments                (155,604)      (94,983)

Net Cash (Used) By Investing Activities                (63,789)      (73,181)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends Paid in Cash                               (156,765)     (385,625)
 Purchase Treasury Stock                                (9,190)       (9,000)
 Rescission of Common Stock Issuance                      -           (1,220)

Net Cash (Used) By Financing Activities               (165,955)     (395,845)

     NET INCREASE IN CASH                            1,037,099       174,682

     CASH - BEGINNING OF YEAR                       18,106,054    17,931,372

     CASH - END OF YEAR                            $19,143,153   $18,106,054

                                   (Continued)

                                     M CORP

                         AND CONSOLIDATED SUBSIDIARIES

                      STATEMENTS OF CASH FLOWS - Continued

                 FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999

                RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
                            BY OPERATING ACTIVITIES



                                                     2000            1999

Net Income                                       $   842,587     $   933,281

Adjustments to Reconcile Net Income
to Net Cash Provided by Operating Activities:
  Depreciation                                       124,945         111,145
  Provision for Doubtful Account Receivable             (784)         27,349
  Minority Share of Consolidated
    Subsidiaries Net Income                           52,765          61,376
  Amortization of Deferred Credit                     (8,220)         (8,220)
  Net Book Value of Assets Sold                         -              1,093
  Realized (Gains) on Dispositions
     of Investments                                  (40,606)        (68,206)

  Changes in Operating Assets and Liabilities
    (Increase) Decrease in Accounts Receivable        22,514         (20,134)
    (Increase) in Prepaid Expenses                    (4,500)        (12,300)
    (Increase) Decrease in Income Tax Prepayments    255,450        (272,942)
    (Decrease) in Payables and
       Accrued Liabilities                           (23,308)       (109,876)
    Decrease in Deferred Income Taxes                 46,000          45,000
    (Decrease) in Income Taxes Payable                  -            (43,858)

NET CASH PROVIDED BY OPERATING ACTIVITIES        $ 1,266,843     $   643,708


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

(h) Retirement Plans

The Company adopted an employees' savings plan under Section 401(k) of the Internal Revenue Code (the "Code") during 1998. The Company allows eligible employees to contribute the maximum percentage of their compensation allowed by the Code. The Company matches employee contributions in an amount equal to fifty percent of the first six percent of the employee's compensation up to a maximum of $1,080. Participants are at all times fully vested in their contributions and are gradually vested in the Company's contributions. The Company's 401(k) contributions and administrative costs were $9,506 and $9,918 for 2000 and 1999, respectively.

(i) Reclassifications

Certain reclassifications have been made to the prior year amounts to make them comparable to the 2000 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.


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


3. CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2000, cash balances totaling $16,481,775 were uninsured by either the SIPC or the FDIC.


4. INVESTMENT SECURITIES AND OTHER INVESTMENTS

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified all of its current and other investments as available for sale. Following is a summary of the Company's investments:

                                                        2000         1999
    Current Assets
    Cost                                           $ 1,174,805   $ 1,115,651
    Gross Unrealized Holding Gains                     374,208       558,426
    Gross Unrealized Holding Losses                    (12,258)       (2,839)

    Fair Value                                     $ 1,536,755   $ 1,671,238

    Other (Noncurrent) Assets
    Cost                                           $ 3,385,128   $ 3,385,128
    Gross Unrealized Holding Gains                   2,981,577     1,228,763

    Fair Value                                     $ 6,366,705   $ 4,613,891

Realized gains and losses are determined on the basis of specific identification. During 2000 and 1999, sales proceeds and gross realized gains and losses were as follows:


                                                        2000         1999

    Sales Proceeds                                 $   137,057   $   200,243

    Gross Realized Gains                           $    68,585   $    76,305

    Gross Realized Losses                          $    27,979   $     8,099

                                  M CORP

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


4.  INVESTMENT SECURITIES AND OTHER INVESTMENTS - Continued


Comprehensive income at December 31, 2000 increased to $1,822,789, the difference between the total net unrealized gain at December 31, 2000 and deferred income taxes and minority interests in the net unrealized gain. Other noncurrent investments totaling $105,000 at December 31, 2000 consist of certificates of deposit which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law. Glacier Bancorp, Inc. merged with WesterFed Financial Corporation during the first quarter of 2001. Pursuant to the terms of the agreement subsidiaries of the Company, received approsimately $6,526,600 in exchange for all of their holdings in WesterFed Financial Corporation resulting in a net gain of approximately $2,851,038 after deducting a fee of 7 per cent of gross proceeds to Jefferson Management Company, a company controlled by the controlling shareholder group.

5.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

                                                        2000          1999

    Property Taxes                                $    44,926   $    44,479
    Compensation                                       47,915        53,763
    Payroll Taxes                                        -            2,731
    Other                                              22,631        24,538

                                                  $   115,472   $   125,511


6.  OTHER INCOME

Other income consists of the following:

                                                        2000          1999

    Dividends                                     $   271,341   $   255,321
    Gain on Sales of Securities                        40,606        68,206
    Gain on Sale of Real Property                        -           48,657
    Amortization of Deferred Credit                     8,220         8,220

                                                  $   320,167   $   380,404

7.  INCOME TAXES

Income tax expense consists of the following:

                                                        2000          1999

Currently Payable                                 $   393,000   $   445,000

Deferred                                               46,000        45,000

                                                  $   439,000   $   490,000




The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S.

                                 M CORP

                     AND CONSOLIDATED SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

7.   INCOME TAXES - Continued

Federal income tax rates to income before income taxes. The reasons for the differences are as follows:

                                                        2000          1999

    Computed "Expected" Tax Expense               $   435,700   $   483,900
    Purchase Accounting Adjustments                    (4,500)       (4,600)
    Minority Interest in Subsidiaries' Income          17,900        20,900
    Dividends Received Deduction                      (64,600)      (60,800)
    State Income Taxes                                 48,200        45,500
    Other                                               6,300         5,100

                                                  $   439,000   $   490,000


Deferred income taxes result from timing differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these timing differences are as follows:

                                                        2000          1999

    Allowance for doubtful accounts               $     5,600   $     6,000
    Excess of income tax depreciation
      over financial reporting depreciation           (17,200)      (14,900)
    Contribution Deduction Carryover                   67,700       111,000
    Unrealized Gains on Investments                (1,362,500)     (727,200)
    Excess of financial reporting
      reserves for title and escrow
      losses over income tax reporting
      for title and escrow losses                     106,900       106,900

                                                  $(1,199,500)  $  (518,200)


The amounts of deferred tax assets and liabilities as of December 31, are as follows:

                                                        2000          1999

Deferred Tax Asset, Net of Valuation
  Allowance of $0 in 2000 and 1999                $      -      $      -


Deferred Tax Liability                            $ 1,199,500   $   518,200



8.   PROVISION FOR ESTIMATED TITLE AND ESCROW LOSSES

The Company's subsidiary, First Montana Title Insurance Company (FMTIC, wholly owned by TSI, Inc.) issues title insurance policies in the State of Montana. The terms of policies issued are indefinite and premiums are

                                    M CORP

                         AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


8.   PROVISION FOR ESTIMATED TITLE AND ESCROW LOSSES - Continued

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


9.   COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2002.
Rental expense for office space for the years ended December 31, 2000 and 1999, was $46,104 and $45,690, respectively. Annual rental commitments for the ensuing calendar years are as follows: calendar year 2001 - $38,400 and calendar year 2002 - $38,400.


10.  DIVIDEND RESTRICTIONS

M Corp, the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid by First Montana Title Insurance Company (FMTIC), the parent company's lower tier subsidiary, are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 2000, substantially all retained earnings were subject to such restrictions. At December 31, 2000, FMTIC's statutory capital and surplus as regards policyholders amounted to $9,693,766.



11. RECAPITALIZATION

During 2000 and 1999, portions of retained earnings were recapitalized as capital surplus. The recapitalizations had no effect on total stockholders' equity.


12. RELATED PARTY TRANSACTIONS

During the first quarter of 2001, a subsidiary of the Company loaned $200,000 to a corporation controlled by a relative of the controlling shareholder group. The loan was repaid in full soon after it was made during the first quarter of 2001.

                                   M CORP

                         AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



13. INVESTMENTS IN REAL ESTATE

The Company is the lessor of property under operating leases expiring in calendar year 2000. There are no minimum future rentals to be received on non-cancelable leases as of December 31, 2000 and the consolidated statements of income do not contain any contingent rental income. Following is a summary of the Company's investments in real estate.


                                     GROSS AMOUNT CARRIED
                      DATE             ON BALANCE SHEET          ACCUMULATED    AMOUNT OF
DESCRIPTION         ACQUIRED    LAND      BUILDINGS    TOTAL    DEPRECIATION  ENCUMBRANCE

December 31, 2000

Commercial Building
 Helena, Montana      1966    $  23,037  $  332,615  $  355,652  $  321,657    $     --

Apartment Complex
 Polson, Montana      1983       23,037     299,850     322,887     287,627    $     --

Apartment Complex
 Great Falls, Montana 1974       10,252     217,243     227,495     217,243    $     --
Other Rental Units    Var.         -      1,162,959   1,162,959     577,441    $     --

Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       27,108     159,800     186,908     149,136    $     --

                              $  83,434  $2,172,467  $2,255,901  $1,553,104    $     --


December 31, 1999:

Commercial Building
 Helena, Montana      1966    $  23,037  $  320,294  $  343,331  $  317,290    $     --

Apartment Complex
 Polson, Montana      1983       23,037     299,850     322,887     285,256    $     --

Apartment Complex
 Great Falls, Montana 1974       10,252     217,243     227,495     217,243    $     --

Other Rental Units    Var.         -      1,162,959   1,162,959     522,791          --

Buildings Occupied
 By the Company and
 Miscellaneous
 Properties           Var.       27,108     159,800     186,908     148,015    $     --

                              $  83,434  $2,160,146  $2,243,580  $1,490,595    $     --


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


                       Sales to                       Segment          Total Net                      Expenditures
                        Outside         Interest     Operating           Segment      Depreciation     For Segment
                       Concerns         Revenues       Profit            Assets         Expense          Assets
Year Ended
 December 31, 2000

Financial Holding
   Company             $   152,136    $   443,925  $    517,099     $ 12,542,444       $      289        $    -

Title Insurance
   Operations            1,523,596        588,100       610,160       14,839,077           32,275            6,900

Rental Properties          547,716           -          207,093          826,962           92,381           38,102

Consolidated           $ 2,223,448    $ 1,032,025   $ 1,334,352     $ 28,208,483       $  124,945        $  45,002



Year Ended
 December 31, 1999

Financial Holding
   Company             $   416,097    $   152,996   $   544,440     $ 11,444,536       $    1,734        $  17,860

Title Insurance
   Operations            1,892,390        448,296       651,367       13,655,312           42,600           49,783

Rental Properties          601,292           -          288,850          810,817           66,811          105,947

Consolidated           $ 2,909,779    $   601,292   $ 1,484,657     $ 25,910,665       $  111,145        $ 173,590


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




        NAME                              OCCUPATION

   S. M. McCann                 Attorney at Law, Business Owner,
   Director and                 Investor
   President                    San Luis Obispo, California


   R. Bruce Robson              Data Processing Manager,
   Director                     Sletten Construction Co.
                                Great Falls, Montana


   A. M. McCann                 Investor
   Director                     Clearwater, Florida





                              MARKET INFORMATION


  The Company's common stock is not traded on any securities exchange, nor are there records kept of any quotations by securities dealers or Pink Sheets LLC. To the best knowledge of the Company, bid and asked quotations for the Company's common stock are not reported in any newspapers.

  A dividend of $.10 per share was declared on December 29, 2000, payable to shareholder's of record on December 31, 2000 to be paid on or before March 15, 2001. A dividend of $.10 per share was declared on December 29, 1999, payable to shareholder's of record on December 31, 1999, to be paid on or before March 15, 2000.

  There are approximately 735 holders of record of the Company's common stock.

  A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                    M Corp
                                 P.O. Box 2249
                            110 Second Street South
                          Great Falls, MT  59403-2249
                                 406-727-2600